Exhibit 4.4

TRADEMARK LICENSE AGREEMENT

between

JOCKEY INTERNATIONAL, INC.

&

PT. MIRAE ASIA PASIFIK

Indonesia

Table of Contents

1.	DEFINITIONS	1

2.	GRANT	5

3.	TERM OF THE AGREEMENT	11

4.	ROYALTIES	12

5.	PAYMENT.	13

6.	TAXES	14

7.	BOOKS AND RECORDS	15

8.	REPORT AND REMITTANCE FORMS	16

9.	KNOW-HOW.	17

10.	INDEMNIFICATION	17

11.	QUALITY CONTROL	18

12.	SUBMISSION OF SAMPLES	20

13.	TITLE AND PROTECTION	22

14.	RESERVATION OF RIGHTS.	25

15.	INFRINGEMENT OR ENFORCEMENT NOTICES	26

16.	DILIGENCE AND REPORTING	27

17.	ADVERTISEMENT AND PROMOTION	29

18.	CONFIDENTIALITY	32

19.	NO COMPETING LINE	32

20.	DEFAULTS AND RIGHTS OF TERMINATION	32

21.	EFFECT OF TERMINATION, EXPIRATION, OR CANCELLATION	34

22.	TRANSFERABILITY OF RIGHTS	37

23.	NOTICES	39

24.	RELATIONSHIP BETWEEN THE PARTIES	39

25.	COMMON MARKET REGULATIONS	39

26.	LOCAL LAW COMPLIANCE	40

27.	INVALIDITY	41

28.	PREVAILING LANGUAGE AND CONSTRUCTION OF AGREEMENT	41

29.	ARBITRATION	41

30.	ENTIRE AGREEMENT	42

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Table of Contents

SCHEDULE	44
Addendum A, Labor Standards and Corporate Social Responsibility	47
Exhibit A, Jockey Labor Code Standards	48
Exhibit B, Protocol for Jockey & WRAP Investigations of Licensee Supplier Factories 54 Addendum B, Trademarks and Intellectual Property	50
Addendum C, Ethical Standards	52
Addendum D, Completion Instructions for Licensee Quarterly Reports	53
D-1 Sales and Royalties Summary	53
D-1 Sales and Royalties Summary	53
D-2 Royalties Remittance Summary	54

ii

TRADEMARK LICENSE AGREEMENT

THIS TRADEMARK LICENSE AGREEMENT (“Agreement”), including the Schedule, Exhibits and Addenda attached hereto and made a part hereof, is made and entered into as of the Entry Date defined herein, between JOCKEY INTERNATIONAL, INC., a Wisconsin, USA corporation with its principal office in Kenosha, Wisconsin (“JOCKEY”), and PT. MIRAE ASIA PASIFIK, a company existing under the laws of Indonesia, having an office and place of business in Jakarta (“LICENSEE”). Together JOCKEY and LICENSEE may be referred to as the “Parties.”

In consideration of the mutual promises made herein, the Parties agree as follows:

1.	DEFINITIONS

In this Agreement, the words and phrases have the following meaning, except where context indicates otherwise:

a.	“Affiliate.” Any corporation or other entity that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with a party hereunder. The term “control” means the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

b.	“Annual Minimum Net Sales.” The guaranteed Net Sales as specified in Paragraph S.8 of the Schedule.

c.	“Annual Minimum Royalty or Annual Minimum Royalties.” The guaranteed payment specified in Paragraph S.8 of the Schedule that will be made to JOCKEY for the rights granted LICENSEE herein without regard to LICENSEE’s sales performance and without discount or adjustment of any kind.

d.	“Consumer Information.” LICENSEE customer data lake-type data for direct sales to end user customers, including, but not limited to, customer’s: first name (or initial) and last name (current or former); geographical address; IP address; electronic address (including an e-mail address); telephone (cell) number; account number; order history; purchase history; and marketing history.

e.	“Distribution Channels.” The channels of distribution described in Paragraph S.7(a) of the Schedule.

f.	“Earned Royalties.” The difference between the Royalty and the Annual Minimum Royalty but never less than zero. To determine Earned Royalties, Net Sales are converted to U.S. dollars and the Royalty is calculated at the end of the fourth quarter as specified in Paragraph 5.a. Annual Minimum Royalties are then subtracted and the difference, if positive, is paid to JOCKEY per Paragraph 5.b.

g.	“Entry Date.” The Entry Date is the last date signed by either party. Prior to the Entry Date, this Agreement is not binding on either JOCKEY or LICENSEE, and the submission of this Agreement by JOCKEY to LICENSEE prior to such Entry Date for examination or consideration by LICENSEE or discussion between JOCKEY and LICENSEE shall not constitute a reservation of or option for the Agreement or create any legal obligation or liability whatsoever on JOCKEY.

h.	“Extranet.” The secured JOCKEY web site used by approved JOCKEY and LICENSEE employees to post and exchange information relating to the Licensed Products and this Agreement.

i.	“Gross Sales.” All sales at invoice prices, not reduced by discounts, allowances, returns or other adjustments.

j.	“JOCKEY Competitor.” Any competitive underwear and/or apparel brand, including, but not limited to: Dickies, Duluth Trading Co., Mack Weldon, Saxx, Polo Ralph Lauren, ThirdLove, Knix, YT, Adidas, Cupid Brands, Fruit of the Loom, Hanes Brands (including subsidiaries such as Maidenform, Bali, Playtex), Nike, PHV Corp. (Calvin Klein, Warner’s), Bombas, Tommy John, Under Armour, Vanity Fair, Victoria’s Secret, Wacoal, Adore Me, SKIMS, Thinx, Iron Joc, any other company offering underwear and/or apparel products; or any other private label or national brand of underwear and/or apparel (whether sold in-store, online or through any other Distribution Channel).

k.	“JOCKEY Marks.” The JOCKEY Trademarks identified in Paragraph S.3 of the Schedule as well as any other intellectual property rights including, but not limited to, inventions, patents, trade secrets, reference names, domain names, copyrights, designs, models, labels, and other similar items owned by JOCKEY and permitted to be used by LICENSEE in connection with the Licensed Products subject to any and all conditions set forth in writing by JOCKEY. All use of said properties shall be governed generally by the same provisions as those set forth in this Agreement.

l.	“Licensed Products.” Those products bearing one or more of the JOCKEY Marks specifically identified in Paragraph S.5 of the Schedule.

i.	“Closeouts.” A discontinued stock keeping unit (SKU).

ii.	“Irregulars.” Licensed Products with manufacturing defects such that they cannot be sold as first quality product.

m.	“License Rights.” The limited, nonexclusive right and license to manufacture, contract for manufacture, distribute, market, promote, and sell the Licensed Products, and to use in connection therewith the Manufacturing Know-How, Merchandising and Marketing Know-How and the JOCKEY Marks subject to the terms and conditions of this Agreement.

n.	“Manufacturing Know-How.” Skills and techniques developed by JOCKEY or LICENSEE for the Licensed Products, including plant layouts, specifications, processes, trade secrets, sourcing strategies, production services, information and advice as to machines, methods and raw materials suitable for use in manufacturing the Licensed Products.

o.	“Marketing Lists.” A list of current or prospective customers that LICENSEE utilizes to increase sales and/or brand awareness.

p.	“Material Breach.” Subject to the cure periods identified in Paragraph 20 (if any): (i) any breach which causes or may cause substantial harm to JOCKEY or LICENSEE, as applicable, or will substantially deprive JOCKEY or LICENSEE, as applicable, of the material benefits it reasonably expected under this Agreement; (ii) an aggregate of non-material breaches by JOCKEY or LICENSEE, as applicable, where the cumulative effect of such breaches satisfies the standards for materiality under subsection (i) of this definition; (iii) any failure or refusal by LICENSEE to pay Royalties due under Paragraph 4; or (iv) any breach by LICENSEE of Paragraphs 2.j and 12.f.

q.	“Merchandising and Marketing Know-How.” Information, materials, processes, skills, and trade secrets developed by JOCKEY suitable for use in designing, distributing, advertising, merchandising, marketing, displaying, promoting, and selling the Licensed Products.

r.	“Minimum Advertising Expenditure.” The amount specified in Paragraph S.9 of the Schedule that must be spent on advertising and promotion activity as further defined in Paragraph 17.

s.	“Net Sales.” The Gross Sales of Licensed Products including the Royalty amount less credits for returns actually made, shipping costs specifically itemized as such and paid by customers, and also less actual promotional allowances and lawful quantity trade discounts actually allowed and taken by customers and shown on the invoice (the sum of which promotional allowances and trade discounts, in aggregate, shall not exceed three percent (3%) of Gross Sales). Shipping costs paid by LICENSEE are not deductible from Gross Sales when computing Net Sales. There shall be no other deductions allowed, including, without limitation, deductions for direct or indirect costs incurred in the manufacturing, distributing, selling, importing or advertising (including cooperative and other advertising and promotional allowances and online marketplace fees) of the Licensed Products, nor shall any deductions be allowed for non-collected or uncollected accounts, commissions, cash or early payment discounts, or any other costs. Net Sales shall be computed by LICENSEE’s accounting system, guidance for which is established by generally accepted accounting principles.

t.	“Net Shipments.” All Licensed Products shipped and invoiced by LICENSEE during the term of the Agreement.

u.	“Operative Date.” The date of the first shipment of Licensed Products to a customer of LICENSEE as set forth in Paragraph S.6 of the Schedule. This is to be distinguished from the Entry Date. Where this Agreement supersedes a previously existing agreement, the Operative Date shall be the same as the Entry Date of this Agreement.

v.	“Operative Date Default.” The date as specified in Paragraph S.6 of the Schedule by which the first shipment of Licensed Products must occur to avoid risk of a default termination of the Agreement by JOCKEY as such default is a Material Breach.

w.	“Related Materials.” Any label, wrapper, package, artwork, product imagery, copyrighted material, social media posting, advertising, promotional sales material, digital asset, nonfungible token, and any other medium or item (including digital materials and items and marketing in the metaverse), regardless of whether created by JOCKEY, LICENSEE or an agent or contractor of LICENSEE, bearing the JOCKEY Marks and intended for use with or in promotion of the Licensed Products.

x.	“Royalty or Royalties.” The percentage of Net Sales specified in Paragraph S.8 of the Schedule that is payable to JOCKEY for the rights granted to LICENSEE herein. To determine Royalties, Net Sales are converted to U.S. dollars and the Royalty is calculated at the end of each quarter as specified in Paragraph 5.b.

y.	“Territory.” The country or countries specified in Paragraph S.7 of the Schedule for which LICENSEE is granted rights hereunder.

z.	“Trade Discount.” A discount from list price offered to all customers of a given type.

2.	GRANT

a.	Subject to the terms of this Agreement, as of the Effective Date JOCKEY grants to LICENSEE and LICENSEE accepts the limited and nonexclusive right and license to manufacture and contract for manufacture the Licensed Products worldwide, subject to Paragraph 2.l below. Further, JOCKEY grants to LICENSEE and LICENSEE accepts the limited and nonexclusive right to distribute, market, promote, and sell the Licensed Products in the Territory through the Distribution Channels identified in Paragraph S.7(a) of the Schedule, and to use in connection therewith the Manufacturing Know-How, Merchandising and Marketing Know-How and the JOCKEY Marks subject to the terms and conditions of this Agreement. The grant of the rights and license to LICENSEE shall be a grant for the Territory specified in Paragraph S.7 of the Schedule. The JOCKEY Marks are authorized for use in connection with and only with the Distribution Channels specified in Paragraph S.7(a) of the Schedule for the Licensed Products specified in Paragraph S.5 of the Schedule in the Territory specified in Paragraph S.7 of the Schedule. Any unauthorized use of the JOCKEY Marks, whether by LICENSEE or its customers, shall constitute an infringement of JOCKEY’s rights. Such right, license and privilege are called the “License.”

b.	LICENSEE’s wholesale customers may sell the Licensed Products in the Territory through their owned e-commerce sites provided such wholesale customers maintain brick-and-mortar locations within the Territory in addition to their e-commerce sites. Further, all LICENSEE wholesale customers must agree in writing not to sell Licensed Products outside of the Territory. In no event shall LICENSEE’s wholesale customers be permitted to sell Licensed Products on internet marketplaces (such as Amazon, Alibaba, Flipkart, etc.).

c.	Notwithstanding the foregoing, all e-commerce sites that LICENSEE plans to sell on must be reviewed and approved by JOCKEY in advance, and all applicable Jockey marketing and e-commerce selling policies must be adhered to. Approved e-commerce accounts selling the Licensed Products may not resell the Licensed Products on any unapproved e-commerce sites or online marketplaces. Sales to e-commerce accounts shall be reported as shown on Addendum D.

d.	Provided LICENSEE is in full compliance of this Agreement and meets the minimum sales requirements of Paragraph S.7 of the Schedule, JOCKEY covenants and represents that it will not grant a third party the right to wholesale or distribute the Licensed Products in the Territory and that JOCKEY will not itself engage in direct wholesale or distribution of the Licensed Products in the Territory during the term of this Agreement. Notwithstanding the foregoing, provided LICENSEE has achieved at least seventy percent (70%) of the Minimum Net Sales requirement in the applicable License Year, JOCKEY shall not remove LICENSEE’s exclusivity provided LICENSEE achieved the Minimum Net Sales requirement in the previous License Year and provided LICENSEE achieves the Minimum Net Sales requirement in the succeeding License Year.

e.	LICENSEE acknowledges that due to the nature of the marketplace, the definition of Licensed Products may change and may not be amenable to precise definition. LICENSEE agrees that should there be a dispute over the definition of the Licensed Product, JOCKEY shall, following a good faith discussion with LICENSEE, render a written determination in JOCKEY’s sole and absolute discretion, which shall be conclusive and binding on LICENSEE.

f.	LICENSEE agrees that during the term of this Agreement it will continuously manufacture or source, distribute and wholesale the Licensed Products in all Distribution Channels granted and in all parts of the Territory, and that it will make and maintain adequate arrangement for the distribution of the Licensed Products in all parts of the Territory. If the Territory is comprised of more than one (1) country, a failure by LICENSEE to distribute and wholesale the Licensed Products in a country within the Territory for more than sixty (60) consecutive days may subject LICENSEE to forfeit all License Rights to sell within such country in JOCKEY’s sole and absolute discretion.

g.	LICENSEE agrees to have the Licensed Products manufactured, in reasonable quantities, and available for distribution by the Operative Date designated in Paragraph S.6 of the Schedule. LICENSEE shall upon JOCKEY’s request provide JOCKEY with a duplicate original of each of the first three (3) invoices for shipments for sale of the Licensed Products. If Licensed Products are not delivered by the Operative Date Default as designated in Paragraph S.6 of the Schedule, then JOCKEY shall have the right upon notice to terminate this Agreement and all rights granted herein will revert to JOCKEY pursuant to Paragraph 21.a, and JOCKEY shall have the right to grant a license with respect to such Licensed Products to other parties in the Territory.

h.	JOCKEY brand Licensed Products shall only be sold to and through channels of trade intended to protect the goodwill and promote the prestige and reputation of the JOCKEY Marks, namely specialty shops, department stores and retail stores which carry high quality and prestige merchandise and whose operations are consistent with JOCKEY’s reputation and its sales policies and with the prestige of the JOCKEY Marks. LICENSEE shall annually provide to JOCKEY an updated list of its key accounts, contact information at such key accounts and related sales volume at each such key account.

i.	LICENSEE is to maintain standard selling prices and terms, which pricing and terms must be reviewed and approved by JOCKEY. All Licensed Products shall be made available to all accounts at the same price, proportional to volume, and on the same terms, provided, however, that the unit price of Licensed Products, and/or product lines made exclusively for a customer, will be decided in consultation with LICENSEE and its wholesale customer. For wholesale accounts, Royalties will be based on the bona fide wholesale prices at which LICENSEE sells Licensed Products to independent retailers at arm’s length transactions. In the event LICENSEE is permitted to sell direct to consumers via LICENSEE retail stores, LICENSEE owned e-commerce sites and/or internet marketplaces, then for LICENSEE’s direct retail sales, whether in LICENSEE owned stores or on LICENSEE owned e-commerce sites and marketplaces, Royalties will be based on retail prices at which LICENSEE sells Licensed Products to its consumers at arm’s length transactions. In the event LICENSEE shall sell Licensed Products to a JOCKEY approved related party, affiliate or subsidiary, Royalties will be based on retail prices at which LICENSEE’s related party, affiliate or subsidiary sells Licensed Products to its consumers, irrespective of LICENSEE’s accounting treatment of such sales. LICENSEE shall identify all sales to JOCKEY approved affiliates and associated parties separately in statements and records.

j.	The use by LICENSEE of the JOCKEY Marks shall be confined to the Territory. LICENSEE shall not cause or authorize any use of the JOCKEY Marks outside the Territory and shall not knowingly sell or distribute any of the Licensed Products to any person or firm that LICENSEE commercially reasonably believes, or has commercial reason to believe, intends or is likely to sell the Licensed Products in any area outside the Territory. LICENSEE shall develop commercially reasonable investigatory processes to verify that it is not knowingly selling or distributing any of the Licensed Products to any person or firm that is likely to sell the Licensed Products in any area outside the Territory. Upon request by JOCKEY, LICENSEE shall produce all investigatory processes that have been implemented to verify that Licensed Products are not being sold outside of the Territory. A Material Breach shall only be deemed to occur if (i) LICENSEE knowingly or willfully facilitates such sales, (ii) LICENSEE fails to develop a commercially reasonable investigatory processes to verify that it is not knowingly selling or distributing any of the Licensed Products to any person or firm that is likely to sell the Licensed Products in any area outside the Territory, or (iii) LICENSEE fails to take commercially reasonable remedial actions, including termination of the offending wholesale customer, within ten (10) days of the first to occur of the following: (1) receiving written notice from JOCKEY, or (2) LICENSEE’s discovery of such offending conduct. LICENSEE may sell the Licensed Products through third party e-commerce sites in the Territory, for distribution within the Territory, with the prior written consent of JOCKEY, which consent may be withheld at JOCKEY’s commercially reasonable discretion.

k.	LICENSEE shall not permit any of its vendors, contractors or manufacturers to sell, donate or otherwise release into the market any seconds or irregular products, first quality overruns or other products bearing the JOCKEY Marks without JOCKEY’s prior written consent, which consent may be withheld in JOCKEY’s sole and absolute discretion. In the absence of JOCKEY’s consent to the contrary, all seconds and irregular products, first quality overruns or other products bearing the JOCKEY Marks not purchased by LICENSEE shall be destroyed.

l.	LICENSEE shall not pursue a policy of actively putting the Licensed Products on the market outside the Territory, and in particular shall not engage in advertising directly or indirectly aimed at those markets or establish any branch or maintain any distribution depot outside the Territory. Neither LICENSEE nor any purchaser of the Licensed Products is permitted to export the Licensed Products for sale outside of the Territory.

m.	LICENSEE covenants to establish and maintain a human rights due diligence process appropriate to its size and circumstances to the reasonable satisfaction of JOCKEY to identify, prevent, mitigate, and account for how it addresses the impacts of its activities on the human rights of individuals directly or indirectly affected by their supply chains, consistent with the 2011 United Nations Guiding Principles on Business and Human Rights. Such human rights due diligence shall be consistent with the Labor Standards and Corporate Social Responsibility Addendum A attached hereto.

n.	LICENSEE shall, and shall cause each of its shareholders/partners, officers, directors, employees, agents and all subcontractors, vendors, suppliers, consultants and any other person providing components or materials in its supply chain (collectively, such party’s “Representatives”) to disclose information on all matters relevant to the human rights due diligence process in a timely and accurate manner to JOCKEY. Human rights due diligence hereunder may include implementation and monitoring of a remediation plan to address issues identified by due diligence that was conducted before the date of this Agreement.

o.	JOCKEY seeks only to do business with those who aspire to a set of ethical standards compatible with JOCKEY. To that end, LICENSEE warrants and agrees to abide by JOCKEY’s Ethical Standards as set out in Addendum C, (as may be amended, modified or restated by JOCKEY at any time in its sole discretion), attached and made a part hereof. LICENSEE also agrees that it will work with JOCKEY to achieve WRAP compliance, or equivalent standard of compliance as approved by JOCKEY’s compliance department, of LICENSEE’s contractors within twelve (12) months from the Operative Date. On a quarterly or seasonal basis, and annually within ninety (90) days after the end of each License Year, LICENSEE will furnish to JOCKEY an active factory list, including name, address and compliance contact information, along with a list of chemicals used in the manufacturing process, and compliance certification updates of all LICENSEE’s manufacturing operations and subcontractors. In lieu of a chemical list, LICENSEE may provide proof of OKEO-TEX certification, but JOCKEY may request a chemical list in a Licensed Products audit in the event JOCKEY reasonably believes the Licensed Products contain unsafe chemicals. This information shall be posted by LICENSEE on the Extranet and updated as information changes. LICENSEE shall comply with all JOCKEY cybersecurity requirements when accessing the Extranet. In addition, JOCKEY has identified countries where production may not occur without express written permission from JOCKEY. These countries are Cuba, Iran, Iraq, Libya, North Korea, Somalia, Sudan, Syria, Russia, Myanmar and Uzbekistan. Jockey reserves the right to add or delete countries to this list as part of its global supplier compliance program.

p.	Closeouts shall only be sold through retail outlets and traditional and accepted dealers in such merchandise with JOCKEY’s prior written approval (which consent may be withheld in JOCKEY’s sole discretion) upon such terms and conditions as LICENSEE, in its reasonable discretion, determines appropriate and shall not be sold to any person which LICENSEE knows, or has reason to know, will export such Closeouts from the Territory. The percentage of Closeouts of any Licensed Products which may be disposed of annually shall not, in any event, exceed ten percent (10%) of the total number of units of first quality Licensed Products sold by LICENSEE. In the event LICENSEE anticipates that Closeouts may exceed ten percent (10%) annually, it must promptly notify JOCKEY to review and approve disposition options which JOCKEY shall direct in its sole discretion.

q.	LICENSEE shall only sell Licensed Products which are Irregulars in a way which shall not reduce the value of the Trademark or detract from its reputation and shall obtain the express prior written consent of JOCKEY with respect to the terms and method of such disposal, which consent may be withheld in JOCKEY’s sole discretion. All Irregulars or Seconds shall be clearly marked as “Irregular” or “Seconds.” The percentage of Irregulars of any of the Licensed Products which may be disposed of annually shall not, in any event, exceed five percent (5%) of the total number of units of first quality Licensed Products sold by LICENSEE. Sales of Irregulars shall not be included in calculating whether the Annual Minimum Sales have been met.

r.	LICENSEE shall not employ any of the JOCKEY Marks in signing any contract or applying for any license or permit that may result in JOCKEY’s liability for any of LICENSEE’s indebtedness or obligations. LICENSEE may not use the JOCKEY Marks in any way not expressly authorized by JOCKEY. Except as expressly authorized in writing, LICENSEE shall not make any express or implied agreements, warranties, guarantees or representations, or incur any debt in the name or on behalf of JOCKEY, or represent that LICENSEE’s relationship with JOCKEY is other than licensor and licensee.

3.	TERM OF THE AGREEMENT

a.	The term of this Agreement is set forth at Paragraph S.6 of the Schedule. For all purposes under this Agreement, a “License Year” shall be twelve (12) consecutive calendar months commencing on January 1 and ending on December 31 of that same year. Provided, if the Operative Date of this Agreement is other than January 1 of such twelve (12) month period, then the First License Year will be shortened. For all purposes under this Agreement, a “License Quarter” shall be the first (1st) and succeeding three (3) calendar month periods from January 1.

b.	This Agreement may be terminated by written consent of the Parties at any time.

c.	This Agreement may be renewed by LICENSEE for one (1) additional five year term upon written notice to JOCKEY, provided: a) notice of intent to renew is given by June 1, 2029; b) LICENSEE is current on all Royalty payments owed to JOCKEY; c) LICENSEE meets or exceeds the Minimum Net Sales set for License Years 2027-2028; and d) LICENSEE is in substantial compliance with the terms and conditions of this Agreement, both on the date of exercise of its right to renew and on the last day of the term being renewed. The Parties shall negotiate Minimum Sales and Minimum Royalties for the renewal term by October 1, 2030. If the Parties cannot reach agreement on renewal terms, the Agreement will terminate on December 31, 2030.

d.	If LICENSEE’s right to use all of the JOCKEY Marks is adjudged illegal or invalid, and such adjudication has become final and not appealable, or if a settlement agreement is entered into that prohibits LICENSEE’s right to use all of the JOCKEY Marks, clause 13.l shall apply and either Party may give notice of termination as set out in that clause. LICENSEE shall have no claim of any nature against JOCKEY for the loss of the right to use the JOCKEY Marks.

4.	ROYALTIES

a.	LICENSEE agrees to pay to JOCKEY or its nominee the Royalty.

b.	LICENSEE shall have the sole responsibility and obligation for the cost of development, manufacturing, packaging, distributing, selling and advertising the Licensed Products. “Cost of development,” as used in this Paragraph, includes, without limitation, the cost of artwork, photography, and related art services from concept stage to final product, whether such materials and services are furnished by LICENSEE or by JOCKEY, provided that the cost of such materials and services furnished by JOCKEY shall be approved in advance by LICENSEE. LICENSEE shall deduct no costs incurred in the manufacture, sale, distribution, or exploitation of the articles from any Royalty payable.

c.	Royalties will be paid by LICENSEE to JOCKEY within thirty (30) days after completion of each quarter of each License Year. Payment will be in accordance with Paragraph 5.b.

d.	Earned Royalties will be paid by LICENSEE to JOCKEY within thirty (30) days after completion of the fourth quarter of each License Year. Payment will be in accordance with Paragraph 5.a.

e.	Receipt or acceptance by JOCKEY of any Royalty payments made by LICENSEE which are less than the total amount due JOCKEY pursuant to Paragraphs 4.a and 4.c herein shall not be deemed to be a waiver of JOCKEY’s rights or to the balance of the Royalties due JOCKEY.

f.	Royalties shall be payable on the sale of all Licensed Products sold by LICENSEE; provided, always, that no Royalties shall be payable in respect of any of said products which shall be delivered to purchasers without charge in replacement of defective products of the same type already delivered or which shall be returned to LICENSEE with its consent.

g.	Royalties on the sale of Irregular or Closeout Licensed Products to the extent approved by JOCKEY shall be calculated on the Net Sales price for such Licensed Products.

h.	Other than those deductions expressly identified in Paragraph 1.q, no deductions from Gross Sales will be allowed for when calculating Net Sales. Further, no costs incurred in the manufacture, sale, distribution or exploitation of the Licensed Products shall be deducted from any Royalty payable by LICENSEE.

i.	LICENSEE may sell Licensed Products to another licensee of JOCKEY with the prior written consent of JOCKEY, which consent may be withheld in JOCKEY’s sole discretion. In such event, the LICENSEE will not owe a Royalty on the sale of Licensed Products to another JOCKEY licensee, but the buying licensee will owe a royalty upon its sale of the Licensed Products.

j.	With each quarterly royalty payment pursuant to Paragraph 4.c, LICENSEE shall submit to JOCKEY a Royalty statement in the form attached hereto as Addendum D (a “Royalty Statement”) showing (i) the quantity, description, and Net Sales (including itemization of any permitted deductions and/or exemptions) of the Licensed Products distributed and/or sold during the preceding calendar quarter listed, broken out by Distribution Channel and country (if Territory includes more than one (1) country); (ii) Licensed Products style numbers; (iii) Royalty rate; and (iv) Royalty amount. Royalty Statements shall be submitted whether or not they reflect any sales.

5.	PAYMENT

a.	All Earned Royalties due to JOCKEY shall be paid by LICENSEE within thirty (30) days following the end of the fourth quarter through a bank nominated by JOCKEY in United States dollars based on prevailing local currency rates as published by The Wall Street Journal, U.S. Edition, on the second Monday of the month following the License Year for which the payment is being made. In the event payments in the manner provided in this Paragraph 5 shall become impossible or illegal by reason of government action, all payments due JOCKEY shall be made to an account in the Territory or elsewhere, as permitted by law, as directed by JOCKEY. All payments due to JOCKEY shall be made via wire transfer as instructed in Paragraph S.8 of the Schedule.

b.	All Minimum Royalties due to JOCKEY shall be paid by LICENSEE within thirty (30) days following the end of each quarter through a bank nominated by JOCKEY in United States dollars based on prevailing local currency rates as published by The Wall Street Journal, U.S. Edition, on the second Monday of the month following the License Quarter for which the payment is being made. In the event payments in the manner provided in this Paragraph 5 shall become impossible or illegal by reason of government action, all payments due JOCKEY shall be made to an account in the Territory or elsewhere, as permitted by law, as directed by JOCKEY. All payments due to JOCKEY shall be made via wire transfer as instructed in Paragraph S.8 of the Schedule.

c.	Within thirty (30) days following the end of the License Year, the Earned Royalties and the Annual Minimum Royalties for the year will be adjusted to ensure that all Royalties (Earned and Minimum) are first credited to the Minimum Royalty obligation and then to Earned Royalties.

d.	The receipt or acceptance by JOCKEY of any Royalty Statement, or the receipt or acceptance of any Royalty payment made, shall not prevent JOCKEY from subsequently challenging the validity or accuracy of such statement or payment in any subsequent audit pursuant to Paragraph 7.b.

6.	TAXES

In countries where withhold taxes are assessed on Royalties paid to a licensor, it shall be the responsibility of LICENSEE to pay said taxes. If there is a tax treaty in place between the United States and the country applying the withhold tax on Royalties paid to a licensor, then LICENSEE shall be permitted to deduct payments of such taxes, to the extent permitted under the treaty, from Royalty remittances provided LICENSEE fully accounts for any such deductions and LICENSEE provides JOCKEY original receipts showing prompt payment of any such taxes and all requested documents and records necessary for JOCKEY to file United States and related country tax claims or to support such filings. In no event may LICENSEE deduct or withhold from Royalty payments for any other taxes however or wherever applied including, without limitation, taxes based on LICENSEE’s income, service or value added taxes, educational, technology transfer or other taxes applied to LICENSEE. If LICENSEE fails to comply with this Paragraph in a timely manner, JOCKEY may require LICENSEE to pay, as an additional Royalty, the amount of any such withholding plus interest at the rate of one and one-half percent (1-1/2%) per month, compounded monthly, beginning from the date of any such deduction and continuing until the additional Royalty is paid in full by LICENSEE.

7.	BOOKS AND RECORDS

a.	LICENSEE shall keep full and accurate books, records and accounts (including customer invoices and Marketing Lists) covering all business transactions relating to the Licensed Products manufactured and sold pursuant to this Agreement and upon which Royalties shall accrue and be payable, but not limited to: (i) the amount of sales broken out by Distribution Channel and country (if Territory includes more than one (1) country) made at LICENSEE’s regular wholesale list price; (ii) a complete listing of all wholesale customers and distributors (if JOCKEY consents to the use of such distributors); (iii) the amount of credits for returns, trade discounts, sales of Irregulars and Closeouts; (iv) Consumer Information and customer data collected and/or aggregated though LICENSEE’s various e-commerce channels; and (v) all other information and data requested by JOCKEY relating to the sale of Licensed Products.

b.	JOCKEY or any of its nominees, employees, accountants, or agents, at its expense, shall have the right at any time during regular business hours, upon fifteen (15) days’ notice to LICENSEE, to have full access to and to examine or audit the books and accounts and records of LICENSEE which pertain to the importation, manufacture, distribution, marketing and sale of the Licensed Products and the amount of credit for returns, trade discounts, customer’s shipping costs and sales taxes with respect thereto, and other books and records as they may be required by JOCKEY in order to verify the figures reported in any statements furnished to JOCKEY pursuant to this Paragraph 7 and to verify LICENSEE’s compliance with the terms of this Agreement. LICENSEE shall render all reasonable assistance to JOCKEY and its attorneys and accountants for the purpose of facilitating the checking or auditing of Net Sales and of the figures set forth in any of LICENSEE’s statements and LICENSEE’s compliance with this Agreement. Further, on request and subject to the confidentiality provisions herein, in the event JOCKEY reasonably believes a discrepancy exists when performing such checking or auditing, JOCKEY will have the right to make copies of relevant books, accounts and records relevant to such believed discrepancy. If the examination or audit reveals the underpayment of any Minimum or Earned Royalties, LICENSEE shall immediately pay JOCKEY the amount of such deficiency with interest at the rate of one and one-half percent (1-1/2%) per month, compounded monthly calculated from the commencement of the License Year in which the discrepancy occurred and, at JOCKEY’s request and if such deficiency exceeds five thousand dollars ($5,000.00), LICENSEE shall pay the cost of the examination or audit. All information disclosed during the course of the examination or audit will remain confidential for the term of the Agreement.

c.	LICENSEE shall maintain in good order all such books for a period of three (3) years after the expiration or termination of this Agreement, or in the event of a dispute between the Parties, until the dispute is resolved, whichever date is later. The books will be kept at the address stated in Paragraph S.10 of the Schedule.

d.	Receipt or acceptance by JOCKEY of any statement or sums paid by LICENSEE shall not preclude JOCKEY from questioning the correctness thereof and shall not be deemed to be a waiver of JOCKEY’s rights in or to the balance of Royalties due JOCKEY. If any mistakes or inconsistencies are discovered, the Parties shall adjust them immediately.

8.	REPORT AND REMITTANCE FORMS

a.	LICENSEE shall submit information as to its sale of Licensed Products on the forms attached as Addendum D or such other form as JOCKEY may direct during the Term. LICENSEE will furnish to JOCKEY the report quarterly, accompanied by remittance of any Royalty that may be due as shown on the statement. The quarterly statement will be certified to be correct by LICENSEE’s duly authorized Chief Financial Officer or equivalent. LICENSEE shall also provide to JOCKEY similarly certified reports as being necessary to JOCKEY for auditing quarterly statements, advertising expenditures, determining distribution progress of LICENSEE, and determining LICENSEE’s compliance with the terms of this Agreement.

b.	It is the intent of this Agreement that, insofar as practical, LICENSEE shall at all times be able to fulfill all orders for Licensed Products promptly and yet not have an excessive inventory on hand at the time of the termination or expiration of the Agreement. At JOCKEY’s request, LICENSEE will furnish JOCKEY with a statement signed by the Chief Operating Officer of LICENSEE, setting forth in detail the quantities of work in progress and finished goods inventories of the Licensed Products.

c.	Within ninety (90) days after the end of each License Year, LICENSEE will upon JOCKEY’s request, furnish to JOCKEY a complete and accurate statement showing, for the preceding License Year, a sales analysis of the Licensed Products by Distribution Channel, by country (if the Territory includes more than one country), by units and by value, showing sales made by customer, by location throughout the Territory. LICENSEE will, at the same time, furnish a statement with the details of all advertising expenditures supported by copies of vouchers and copies of any print advertising or other media. Within ninety (90) days after the end of each Calendar Year, LICENSEE will furnish, if publicly available, its annual report to JOCKEY.

9.	KNOW-HOW

JOCKEY shall, from time to time, and to such extent that it shall consider to be necessary for the performance of this Agreement, furnish LICENSEE with Manufacturing Know-How and Merchandising and Marketing Know-How and information as to any improvement or inventions that may be patentable or subject to industrial model or design protection. LICENSEE shall disclose to JOCKEY and JOCKEY shall own all Consumer Information, Marketing Lists, Manufacturing Know-How and Merchandising and Marketing Know-How and information as to any improvement or inventions that may be patentable or subject to industrial model or design protection independently developed by LICENSEE in the design, development, manufacture, and marketing of the Licensed Products. JOCKEY shall have the sole right to determine whether such protection should be sought and to seek such protection in its own name. Should JOCKEY obtain any such protection in the Territory, JOCKEY shall grant LICENSEE the right to use such protected rights, subject to the terms and conditions of this Agreement, and LICENSEE shall not be required to pay any additional Royalty for such use.

10.	INDEMNIFICATION

a.	LICENSEE shall indemnify and hold harmless JOCKEY, its Affiliates, subsidiaries, shareholders, officers, agents and employees, as required by JOCKEY, from any claims, demands, causes of action or damages, loss, liabilities, costs and expenses, including reasonable attorney’s fees, arising out of or relating to any claim brought by a third party (a “Loss”) that arises out of: (i) any unauthorized use by LICENSEE of the JOCKEY Marks or any breach by LICENSEE of any of its representations, warranties, covenants or obligations contained in this Agreement; (ii) the development, manufacture, advertising, promotion, distribution, export, sale and offering for sale by LICENSEE of the Licensed Products; (iii) the use by LICENSEE of packaging and/or advertising materials not expressly approved by JOCKEY in advance of such use, (iv) any unauthorized use or infringement of any patent, copyright, trademark or other proprietary right of a third party by LICENSEE in connection with the Licensed Products, packaging and/or advertising materials; (v) any acts, whether of omission or commission, that may be committed or suffered by LICENSEE or any of its servants, agents, contractors, subcontractors, or employees, in connection with LICENSEE’s performance of this Agreement or in connection with the Licensed Products and Related Materials manufactured by or on behalf of LICENSEE; (vi) any alleged defects in any of the Licensed Products or nonconformity to or noncompliance with any statute or regulation pertaining to the quality, safety, advertising, labeling or marketing of the Licensed Products and Related Materials; (vii) any violations of JOCKEY’s Code of Conduct or Ethical Manufacturing policies, and (viii) any taxes, fees, assessments (including carbon emission assessments and extended producer responsibility assessments), fines, penalties, interest or other costs relating to the development, manufacture, advertising, promotion, distribution, import, export, sale and offering for sale by LICENSEE of the Licensed Products. Notwithstanding the foregoing, LICENSEE’s obligations under this Paragraph 10 shall not apply to any loss to the extent arising out of (i) any claim that use by LICENSEE of the JOCKEY Marks in accordance with this Agreement infringe on, misappropriate, or otherwise violate the rights of any third party; or (ii) the willful misconduct of JOCKEY or any of its respective officers, agents, and employees.

b.	LICENSEE shall assume and save JOCKEY harmless from any and all liability, loss, costs, or damage, including reasonable attorney’s fees, on account of services rendered to customers by LICENSEE or for any injury to persons or property occurring in or as a consequence of LICENSEE’s performance of this Agreement.

11.	QUALITY CONTROL

a.	In order to maintain the quality reputation of the JOCKEY Marks, LICENSEE agrees that the Licensed Products and Related Materials made and sold under this Agreement shall: (i) bear faithfully produced JOCKEY Marks specified in Paragraph S.3 of the Schedule attached and made a part hereof in compliance with all brand identity standards promulgated by JOCKEY; (ii) be suitable for their intended purpose; (iii) not cause harm when used with ordinary care; and (iv) not infringe or violate the rights of any third party. LICENSEE and LICENSEE’s suppliers, contractors and subcontractors, shall adhere to JOCKEY’s quality requirements, brand identity standards, and product and package specifications, including program designs and colors. Licensed Products and Related Materials made under this Agreement shall be equal to samples and specifications in materials, design, size, color, style and workmanship as approved in advance in writing by JOCKEY in accordance with the terms and conditions set forth herein. JOCKEY shall own all intellectual property rights in the Related Materials, marketing and packaging designs created by LICENSEE hereunder for the marketing and sale of Licensed Products. LICENSEE shall reasonably cooperate with JOCKEY in assigning such intellectual property rights to JOCKEY.

b.	LICENSEE shall maintain an annual Trademark Usage Log identifying the Licensed Products/packaging/advertising materials to which the JOCKEY Marks were used identifying the product type, the style number, the JOCKEY Marks used on such, with pictures of each provided. LICENSEE shall cooperate with JOCKEY’s legal team by timely providing evidence of trademark usage upon JOCKEY’s request. Further, LICENSEE shall cooperate with JOCKEY’s legal team requests to use trademarks with certain product types so that JOCKEY can preserve trademark rights in its full trademark portfolio within the Territory.

c.	LICENSEE and its manufacturers shall comply with the Labor Standards and Corporate Social Responsibility Addendum (“Labor Code Addendum”), which designates specific factory monitoring organization affiliations of JOCKEY and is attached hereto as Addendum A and hereby incorporated herein by reference. In the event JOCKEY elects to change its monitoring organization affiliations during the term, LICENSEE shall agree to incorporate the corresponding Worldwide Responsible Accredited Production (WRAP) affiliations and protocols that reflect JOCKEY’s changed affiliation status, which shall be subject to JOCKEY’s approval in each such instance.

d.	LICENSEE will not knowingly cause, allow or authorize any Licensed Products or Related Materials not conforming to the terms and conditions of this Agreement to be available for sale within the Territory as doing so may adversely affect the good name of JOCKEY, its subsidiaries and Affiliates.

e.	All Licensed Products and Related Materials made available for sale in the Territory shall conform to and comply with, in all respects, all applicable federal, state and local laws, rules, regulations standards and procedures relating to or pertaining to the design, manufacture, use, labeling, quality, safety, advertising, distribution or sale of such Licensed Products.

f.	LICENSEE and LICENSEE’s suppliers, contractors and subcontractors, shall not cause, allow or authorize the use of any substandard or offensive materials in Licensed Products or by its actions under or related to this Agreement, any violation of any federal, state or local law or regulation, including but not limited to regulations imposing labeling requirements and advertising standards or requiring labels for care, trade or content description of Licensed Products.

g.	LICENSEE shall not grant distribution rights of the Licensed Products or Related Materials, sublicense any of the rights herein granted, nor shall LICENSEE subcontract for the performance of any of its rights and obligations under this Agreement, however, LICENSEE may utilize a company or companies, located within or outside of the Territory, to manufacture some or all of the Licensed Products, including components and trims, provided that LICENSEE obtains an agreement from said company or companies that they and their suppliers, contractors, and subcontractors will abide by JOCKEY’s Ethical Standards, as set out at Addendum C, and will recognize and uphold the JOCKEY Marks and other rights under this Agreement.

h.	LICENSEE shall, upon request, provide to JOCKEY a list of the names, addresses and phone numbers of all suppliers, dealers, wholesalers, retailers and customers engaged in the manufacture, sale, distribution or other dealings with the Licensed Products and Related Materials during the term of the Agreement with such corresponding purchase and sales data as JOCKEY may request in each such instance.

i.	Upon thirty (30) days prior written notice, JOCKEY or its duly authorized representatives shall have the right to inspect the manufacturing and distribution premises of LICENSEE and any manufacturers, vendors and permitted distributors (if any) from which the Licensed Products are manufactured and distributed to insure that standards of quality are being maintained, to insure compliance with the terms of this Agreement and any manufacturers, vendors and permitted distributors (if any) are compliant with the Labor Code Agreement. Any such inspection shall (a) take place during normal business hours, (b) be subject to such reasonable security and confidentiality requirements as LICENSEE may reasonably require, and (c) not unreasonably interfere with LICENSEE’s operations or prevent or delay LICENSEE from meeting its delivery obligation to its customers.

12.	SUBMISSION OF SAMPLES

a.	LICENSEE acknowledges that JOCKEY shall have the right to review and approve all Licensed Products and Related Materials and other items bearing the JOCKEY Marks in advance. If requested by JOCKEY, LICENSEE shall, at its own expense, submit to JOCKEY at a time mutually agreed upon by the Parties, at least two (2) signed and dated samples of requested Licensed Products and Related Materials that LICENSEE intends to distribute or is distributing in the Territory. If JOCKEY has requested samples of new styles, LICENSEE will not begin distribution or use of any Licensed Products or Related Materials until LICENSEE has received written approval by JOCKEY. JOCKEY shall have sole discretion to approve, withhold approval, or request LICENSEE to stop distributing Licensed Products or Related Materials. Should JOCKEY fail to indicate its approval or disapproval on any sample within twenty-one (21) days, it shall be deemed that JOCKEY has approved.

b.	All new products, styles, packaging or branding concepts shall be posted on the Extranet so that JOCKEY will have time to review and request samples for approval.

c.	To ensure that all of the Licensed Products and Related Materials are consistently maintained at the highest quality, upon request from JOCKEY, at LICENSEE’s expense, LICENSEE shall send to JOCKEY, for inspection, samples of any Licensed Products and Related Materials that LICENSEE is manufacturing, contract manufacturing, selling, or using under the terms of this Agreement.

d.	Such random samples shall be taken from regular production, along with specimens of all Related Materials to enable JOCKEY to evaluate the nature and quality of the Licensed Products and Related Materials and the proper use of the JOCKEY Marks. In addition, JOCKEY shall have the right to enter and inspect, at reasonable hours, any office, factory, or facility where Licensed Products and Related Materials are made or stored. JOCKEY shall have the right to take samples, without payment, of Licensed Products and Related Materials as reasonably required for inspection.

e.	LICENSEE agrees that the Licensed Products and Related Materials sold under the Agreement shall bear faithfully produced JOCKEY Marks, only in the form, color, and manner of use and approved in writing by JOCKEY. Failure by LICENSEE to comply with such instructions shall be deemed a material default under this Agreement.

f.	LICENSEE agrees to cooperate with JOCKEY to institute global marketing, packaging and merchandising programs. Upon written notice, JOCKEY may change, at its sole discretion, such approved form, color, and manner of use of the JOCKEY Marks, and LICENSEE must comply with said changes as soon as all remaining inventory of Licensed Products and Related Materials and such inventory contracted for prior to such notice of change is sold. JOCKEY shall make all new packaging, artwork, and colors available to LICENSEE at JOCKEY’s cost. LICENSEE shall provide a detailed accounting of such inventory and proof of commitment to comply within thirty (30) days of receipt of such written notice. JOCKEY shall approve the schedule of such changes. Failure to do so shall be a Material Breach of this Agreement.

g.	Should any of the Licensed Products or Related Materials fail to meet the standards of previously approved samples, JOCKEY shall notify LICENSEE in writing. Immediately upon receipt of notice, LICENSEE shall stop all manufacture and sale of all non-conforming items. Sales by LICENSEE of any Licensed Products or Related Materials that do not so conform shall constitute a material default under the terms of this Agreement. These items may not be sold except as may be directed by JOCKEY. LICENSEE must resubmit samples as set forth above to gain JOCKEY’s approval for revised Licensed Products and Related Materials.

h.	To review samples and packaging more efficiently, LICENSEE agrees it will post pictures of all current and proposed packaging and product on an Extranet hosted by JOCKEY. In addition, JOCKEY may further require LICENSEE to submit physical samples of such.

13.	TITLE AND PROTECTION

a.	LICENSEE acknowledges the worldwide recognition and great value of the JOCKEY Marks and the goodwill associated with the JOCKEY Marks and that the proprietary rights therein and the goodwill associated with them are solely owned and belong to JOCKEY. LICENSEE agrees that any additional goodwill created through the use of the JOCKEY Marks by LICENSEE shall inure to the benefit of JOCKEY. LICENSEE recognizes the value of the goodwill associated with the JOCKEY Marks and acknowledges that the JOCKEY Marks and all rights therein and goodwill pertaining thereto belong exclusively to JOCKEY. Except as provided in this Agreement, LICENSEE shall not, anywhere in the world, use or seek to register any trademarks, service marks, trade dress, names, trade names, or domain names that are the JOCKEY Marks, are used in conjunction with the sale of Licensed Products, that are confusingly similar to the JOCKEY Marks, or that incorporate the JOCKEY Marks or any element that is confusingly similar to the JOCKEY Marks.

b.	Except upon the prior written request and authorization of JOCKEY, LICENSEE shall not take any action to prevent infringements, imitations or illegal uses of any of the JOCKEY Marks.

c.	LICENSEE shall reasonably assist and cooperate with JOCKEY to enable JOCKEY to comply with the laws of the Territory pertaining to the use and protection of trademarks, including trademark notice and registered user requirements, in order to maintain the validity of the JOCKEY Marks and the ownership thereof by JOCKEY.

d.	Should LICENSEE contest JOCKEY’s rights in the JOCKEY Marks, JOCKEY may terminate this Agreement immediately upon written notice to LICENSEE. LICENSEE agrees that it will not, during the term of this Agreement, or thereafter, attack or challenge the title or any rights of JOCKEY in and to the JOCKEY Marks or attack or challenge the validity of this Agreement.

e.	The Agreement granted hereunder shall apply only to the use of the JOCKEY Marks in connection with the Licensed Products and not to any other trade name or Trademark that JOCKEY may own or use.

f.	LICENSEE shall not use or permit the use of any of the JOCKEY Marks, nor any marks confusingly similar to any of the JOCKEY Marks, in any corporate, trade or partnership name, either alone or in conjunction with any other words in any manner or style, or in any domain name.

g.	LICENSEE shall not use the JOCKEY Marks in connection with, or juxtaposed to, LICENSEE’s name or name of any affiliated company, except for trade advertising.

h.	Notwithstanding the foregoing, LICENSEE may identify itself as a JOCKEY licensee on stationery and business forms intended for trade purchasers for the Licensed Products, subject to the prior approval of JOCKEY as set out in Paragraph 12 herein.

i.	LICENSEE agrees to utilize and affix to all Licensed Products and all Related Materials such copyright and Trademark notices and notices of JOCKEY’s intellectual property rights as may be requested by JOCKEY. LICENSEE shall not use its name on the Licensed Products or other materials other than as specifically approved by JOCKEY or required by law.

j.	LICENSEE shall not apply directly or assist any third party to use or acquire any rights or ownership in any design, Trademark, or copyright used on Licensed Products sold under this Agreement, nor on any Related Materials, without the prior written authorization of JOCKEY.

k.	LICENSEE shall cooperate fully and in good faith with JOCKEY for the purpose of securing, preserving, and protecting JOCKEY’s rights in and to the JOCKEY Marks. When necessary, LICENSEE will cooperate with JOCKEY and follow all directives to become, at JOCKEY’s expense, the registered user or authorized licensee of the JOCKEY Marks in the Territory. Upon expiration or termination of this Agreement for any reason whatsoever, LICENSEE will execute and deliver to JOCKEY any and all documents required by JOCKEY regarding the JOCKEY Marks.

l.	JOCKEY represents and LICENSEE acknowledges that JOCKEY is the owner of the JOCKEY Marks and that to the best of its knowledge, the JOCKEY Marks are free from any claim by third parties that would interfere with the rights granted to LICENSEE under this Agreement. JOCKEY shall indemnify, defend and hold LICENSEE, its agents, officers, directors and employees harmless against any claims or suits, prompt notice of which is given JOCKEY by LICENSEE, arising solely and directly out of the use by LICENSEE in the Territory of any of the JOCKEY Marks, but in no event shall such indemnification include consequential damages. JOCKEY shall have the option to settle or to undertake and conduct the defense of any such claim or suit. LICENSEE shall pursuant to JOCKEY’s instructions, fully cooperate with JOCKEY’s counsel. JOCKEY shall have sole and exclusive control over such defense and JOCKEY’s decisions shall govern and control. LICENSEE expressly covenants that no compromise or settlement of any claim or suit, or any preliminary negotiations with respect to any compromise or settlement, shall be made or entered into without the prior written approval of JOCKEY.

m.	If there is a final court decision or settlement agreement entered that prohibits the use of a JOCKEY Mark on the Licensed Products (“Prohibited Products”), then LICENSEE shall abide by such decision or settlement agreement; in such event and for each License Year thereafter, the Minimum Royalty shall be reduced by the percentage that the net shipments of the Prohibited Products bore to the net shipments for the License Year immediately preceding the License Year in which such decision became final or settlement agreement became effective (or if such event occurs in the First License Year, for the portion of the First License Year preceding such event); if the dollar volume of sales of Prohibited Products in the License Year immediately preceding the License Year in which such decision became final or settlement agreement became effective accounted for fifty percent (50%) or more of LICENSEE’s net shipments for such License Year, then either Party shall have the right to terminate the Agreement with such notice being given by JOCKEY within sixty (60) days after the rendering of such decision or execution of such settlement agreement and by the LICENSEE within sixty (60) days of notification being received by the LICENSEE from JOCKEY of the rendering of such decision or execution of such settlement agreement. No less than thirty (30) days’ notice shall be given by the appropriate Party of such termination within such sixty (60) day period.

n.	These provisions shall survive the expiration or termination of the Agreement for whatever reason.

14.	RESERVATION OF RIGHTS

a.	In order to assure that the development, manufacture, appearance, quality and distribution of all Licensed Products, and to maintain the quality reputation of the JOCKEY name and the goodwill associated with the JOCKEY Marks, the following rights are retained by JOCKEY:

i.	the right to approve in advance all Licensed Products and the Related Materials, both preliminary and final, at appropriate stages in their development;

ii.	the right to participate in the creation and development of all Licensed Products including without limitation, all concepts, prototypes or other models, rough art, descriptive copy and design;

iii.	the right to review and approve in advance all advertising, publicity or promotion concerning the Licensed Products;

iv.	the right to visit LICENSEE’s or its contractor’s plants from time to time, for quality control purposes and/or to request adjustments in any Licensed Products because of quality control;

v.	the right to visit and inspect any plants where the Licensed Products are made or stored to ensure compliance of all required standards;

vi.	the right to review in advance LICENSEE’s selling plans to include annual quantities forecast for all Licensed Products, distribution methods, selling prices, distribution dates and;

vii.	in exercising the right to grant or withhold any approval required by this Agreement, JOCKEY may take into consideration such esthetic and other considerations as JOCKEY shall determine at its sole discretion.

b.	JOCKEY reserves all rights with respect to the JOCKEY Marks not expressly licensed to LICENSEE hereunder, and LICENSEE may not use or grant licenses to others to use the JOCKEY Marks in any other manner or in connection with any goods or services.

c.	Nothing herein contained shall be construed as prohibiting JOCKEY, its subsidiaries and affiliates from:

i.	authorizing designated parties to use the JOCKEY Marks on the Licensed Products in the Territory for advertising and promotional purposes, such Licensed Products not to be offered for resale;

ii.	obtaining any of the Licensed Products from any source other than LICENSEE, or granting the right to any third party, free of any liability to LICENSEE, to manufacture in the Territory any of the Licensed Products for the sole purpose of direct sales to JOCKEY, its subsidiaries, affiliates or licensees for distribution only outside the Territory without restriction, or for the purpose of offering any of the Licensed Products for sale in the Territory and selling same in any store operated by or for JOCKEY or any of its subsidiaries or affiliated companies.

d.	The failure of JOCKEY to enforce at any time any of the provisions of this Agreement, or any rights in respect thereto, or to exercise any election herein provided, shall in no way be considered to be a waiver of such provisions, rights or elections or in any way affect the validity of this Agreement. The exercise by JOCKEY of any of its rights herein or any of its elections under the terms or covenants herein shall not preclude or prejudice JOCKEY from exercising the same or any other right it may have under this Agreement, irrespective of any previous action or proceeding taken by JOCKEY hereunder.

15.	INFRINGEMENT OR ENFORCEMENT NOTICES

a.	LICENSEE shall promptly give notice in writing to JOCKEY of any actual or suspected infringement of the JOCKEY Marks or misappropriation of any rights of JOCKEY which shall come to its knowledge at any time within the Territory and shall provide JOCKEY with any available evidence. When requested, LICENSEE shall cooperate with JOCKEY in stopping such infringements. LICENSEE shall at its expense make available to JOCKEY any relevant books, records, samples and the like, and shall cause any of LICENSEE’s employees to be deposed or to testify, after requested to do so by JOCKEY and discussed between the Parties. In no event shall JOCKEY be responsible to LICENSEE for any consequential damages that may result from such infringement or imitation. JOCKEY, in its sole judgment, shall take action as it deems reasonable in regard to such infringement. JOCKEY shall, in its sole and absolute discretion, decide whether to initiate legal action with respect to any infringement. JOCKEY shall pay the cost of any such legal action, and any damages recovered in such action shall be for the sole benefit of JOCKEY. To the extent any actual or suspected infringement is the result of LICENSEE’s failure to maintain oversight of and enact controls over its supply chain and/or distributors (if authorized by JOCKEY) or resulting from LICENSEE’s noncompliance with the terms of this Agreement, then JOCKEY may require reimbursement by LICENSEE for all expenses incurred by JOCKEY in enforcing such infringement.

b.	No legal action relative to any proprietary rights of JOCKEY may be taken or defended by LICENSEE unless directed and approved in advance by JOCKEY. JOCKEY shall have the right to control any such action or defense and JOCKEY’s decision shall govern and control.

c.	LICENSEE expressly covenants that no compromise or settlement of any action or claim or any preliminary negotiations with respect to any compromise or claim shall be made or entered into without the prior written approval of JOCKEY.

d.	JOCKEY, if it so desires, may commence or prosecute any claim, suit, or action in its own name or, with the LICENSEE’s consent, in the name of the LICENSEE, and may join the LICENSEE as a party to any claim, suit, or action.

16.	DILIGENCE AND REPORTING

a.	LICENSEE will exercise due diligence and will implement procedures, at its sole cost and expense, to detect and discover counterfeit, substandard, or otherwise adulterated or misbranded versions of Licensed Products in the Territory and to prevent those versions from entering the distribution system. If requested by JOCKEY, LICENSEE shall, at its own expense, take such anti-counterfeiting measures as may be reasonably requested by JOCKEY from time to time to protect the JOCKEY Marks with respect to Licensed Products.

b.	When so requested by JOCKEY, LICENSEE shall be responsible for counterfeit risk mitigation testing and implementing traceability identifiers (including RFID tags or other identifiers as reasonably requested by JOCKEY) for Licensed Products.

c.	LICENSEE shall use its best efforts, all due diligence and good faith to manufacture, distribute, sell, advertise and promote the Licensed Products as prescribed by this Agreement and to protect the good name and goodwill associated with the JOCKEY Marks and JOCKEY. LICENSEE agrees to adhere to JOCKEY’s marketing, merchandising, sales and anti-counterfeiting programs for its licensees, as is legally permissible to do so.

d.	The first shipment of Licensed Products to a customer of LICENSEE shall occur as specified in Paragraph S.6 of the Schedule. LICENSEE acknowledges its obligation to meet Annual Minimum Sales for each License Year as specified in Paragraph S.8 of the Schedule.

e.	At the beginning of each License Year, LICENSEE will prepare and provide JOCKEY a strategic plan looking ahead three (3) years. The plan will address merchandising and marketing strategies, production calendar, new product concepts, and key customers’ growth plans. Every six (6) months, LICENSEE will provide JOCKEY an update of its annual sales forecast.

f.	LICENSEE acknowledges that the availability and selection of styles, fabrications, colors and sizes are an integral part of the high reputation and value which the trade and consumers have come to associate with the JOCKEY Marks. Therefore, to protect that reputation and value, LICENSEE agrees that its policy of sale, distribution, and exploitation shall be of a high standard and to the best advantage, and that the same shall in no way adversely reflect upon the good name, JOCKEY Marks and trade names of JOCKEY or any of its programs. LICENSEE further agrees that it will use due diligence and best efforts to ensure that at least ninety percent (90%) of the Licensed Products ordered and approved by LICENSEE for shipment are shipped timely and in compliance with the shipping schedule recited in each order.

g.	LICENSEE shall employ at its sole cost and expense a dedicated JOCKEY marketing/product representative, who shall be mutually acceptable to JOCKEY and LICENSEE, to work with JOCKEY’s representative to direct and oversee the activities under this Agreement, including product development, product quality, sample submissions, sales and reports.

h.	LICENSEE shall employ at its sole cost and expense a dedicated counterfeit and unauthorized reseller representative, who shall be mutually acceptable to JOCKEY and LICENSEE, to work with JOCKEY’s legal department to direct and oversee LICENSEE’s infringement and counterfeit detection activities under this Agreement.

i.	LICENSEE shall, at its sole cost, display the Licensed Products for sale in a dedicated JOCKEY showroom that shall be mutually acceptable to JOCKEY and LICENSEE.

j.	LICENSEE agrees to send its key managers responsible for the JOCKEY brand to JOCKEY’s periodic international/regional meetings at LICENSEE’s expense.

k.	Should JOCKEY in good faith believe the prospect of payment or performance by LICENSEE of its obligations hereunder is impaired, LICENSEE agrees to immediately provide to JOCKEY, upon request, its most current income statement and balance sheet. Failure to comply with said request shall be deemed a default in accordance with Paragraph 20 herein.

l.	JOCKEY may provide LICENSEE the opportunity to source Licensed Products directly from JOCKEY or from JOCKEY’s designated suppliers, where applicable and practical. LICENSEE shall evaluate and consider JOCKEY’s designated supply chain on products that JOCKEY and LICENSEE mutually agree apply as to the LICENSEE’s respective markets.

17.	ADVERTISEMENT AND PROMOTION

a.	LICENSEE shall market the Licensed Products as premium products and as is otherwise consistent with JOCKEY’s then existing image, so that such marketing shall not reflect adversely upon the Licensed Products, the good name of JOCKEY, or the JOCKEY Marks. JOCKEY shall have a prior-to-use right of approval for all promotional, marketing, and advertising materials and concepts, including but not limited to television commercials, radio spots, print advertisements, direct mail, brochures, signs, billboards, displays, shelf talkers, packaging, labeling, point of sale materials, trade show displays, sales materials, website materials, online advertisements, social media advertisements, advertisements on handheld devices, sponsorships, influencers, spokespersons, and promotional contests, sweepstakes, and events. JOCKEY shall have a right of approval for all such advertisements, and all such advertisements shall conform in all material respects to the approvals given by JOCKEY. JOCKEY shall have twenty-one (21) days following receipt of the proposed promotional, marketing or advertising materials to send LICENSEE written notice of its disapproval, which shall include an explanation of the basis for disapproval. Any material modifications to any such advertisements previously approved by JOCKEY shall be subject to approval pursuant to this Paragraph 17. To the extent that LICENSEE makes non-material modifications to any advertisements previously approved by JOCKEY, however, LICENSEE shall not have to submit such advertisements to JOCKEY for its prior approval.

b.	Whenever LICENSEE uses the JOCKEY Marks, LICENSEE shall affix the appropriate trademark notice and shall use the registration symbol “®” for JOCKEY Marks that are federally/nationally registered, or “TM” for JOCKEY Marks that are not federally/nationally registered, and in each instance of use of the JOCKEY Marks where appropriate, accompanied by the words “Reg. TM of Jockey International, Inc.” or “TM of Jockey International, Inc.” and “Used under license” or a reasonable facsimile thereof or such other reference as may be designated by JOCKEY from time to time. Where a JOCKEY Mark is used more than once on packaging, in copy or advertising, or on the Licensed Products, the “®” or “TM” designation need only be used once either on the most prominent use of the JOCKEY Mark, or if all uses are of equal prominence, then on the first use of the JOCKEY Mark in or on each package, copy, advertisement, or product. LICENSEE shall use the JOCKEY Marks only as trademarks, service marks, or trade names and shall affix the notices as specified. LICENSEE shall not have the right, unless previously agreed in writing by JOCKEY, to use other trademarks, service marks, or trade names in marketing and promoting the Licensed Products, including other trademarks, service marks, or trade names owned by JOCKEY.

c.	LICENSEE shall, after consultation with JOCKEY, outline a marketing plan for the sale of the Licensed Products, including a market survey of the Territory, and prepare advertising plans and a general scheme for merchandising and pricing the Licensed Products. Said plans are to be reviewed annually with JOCKEY.

d.	LICENSEE agrees to expend within each License Year for advertising and promotion, not less than the Minimum Advertising Expenditure. LICENSEE shall regard such expenditure as part of the normal cost of doing business not deductible from any money owing to JOCKEY. “Advertising,” as used in computing the sums to be included as advertising for purposes of establishing the required minimum expenditure per License Year to this Agreement, shall include only the net cost of media spend toward the consumer (print, cinema, radio, television, internet), production costs associated with the media spend, point-of-sale materials used at retail (posters, showcards, etc.), P.R. (including product placement), consumer promotion program costs, cooperative advertising programs, and cost of the fixtures and related support materials associated with placing the Jockey International Retail Brand Image system into retail (JOCKEY Monobrand Stores, Jockey counters and Jockey shop-in-shops, JOCKEY Corners and individual JOCKEY branded fixtures). Depending on the period upon which the retail systems (fixtures) are written off the books of the LICENSEE, JOCKEY reserves the right to require the LICENSEE to spend more than the five percent (5%) requirement.

e.	From time-to-time JOCKEY will develop international collections that JOCKEY requires LICENSEE adopt. Exceptions will be made as approved by JOCKEY when it is determined that the collection is not suitable for the respective market.

f.	LICENSEE shall deliver to JOCKEY within ninety (90) days after the close of each License Year a statement certified to be true and correct by LICENSEE’s Chief Financial Officer, which will disclose the advertisement expenditures made pursuant to this Paragraph together with a check for the difference, if any, between the actual advertising expenditures and the advertising expenditures required herein.

g.	All artwork and designs involving the JOCKEY Marks, or any reproduction thereof, shall, notwithstanding their creation or use by LICENSEE, be and remain the property of JOCKEY and JOCKEY shall be entitled to use the same and to license the use of the same to others.

h.	LICENSEE shall supervise the use of the JOCKEY Marks by LICENSEE’s customers and shall use its best efforts to ensure that its customers advertise, display and promote the JOCKEY Marks in a manner consistent with the terms and conditions contained in this Agreement.’

18.	CONFIDENTIALITY

a.	JOCKEY and LICENSEE (either, a “Recipient”) agree to keep confidential all proprietary information as well as business information received from the other party (“Disclosing Party”). All Manufacturing Know-How, Marketing and Merchandising Know-How, specifications, plans, patterns, outlines and other data and information of any kind obtained by LICENSEE from JOCKEY under this Agreement shall be revealed to employees, suppliers, contractors and subcontractors of LICENSEE only to the extent reasonably necessary to enable LICENSEE to perform under this Agreement. Conditions and arrangements in this Agreement are also to be kept confidential by the Recipient and its employees, suppliers, contractors and subcontractors, and the Recipient shall inform its employees, suppliers, contractors and subcontractors of this confidentiality requirement. In addition, LICENSEE shall limit access to the Extranet to current employees actively working under this Agreement on the sale of Licensed Products.

b.	This confidentiality obligation shall survive the expiration or termination of this Agreement.

19.	NO COMPETING LINE

LICENSEE represents that, as of the date of this Agreement, it currently has no business relationships with any JOCKEY Competitors other thanas identified in Paragraph S.12 of the Schedule. LICENSEE shall not use any information or service supplied to it hereunder in connection with the manufacture or sale, or both, of any goods or packaging other than the Licensed Products and Related Materials. Subject to Paragraph S.12, LICENSEE shall not make or sell during the term of this Agreement any type of goods or packaging similar to or competitive with said Licensed Products or Related Materials, without the advance written permission of JOCKEY.

20.	DEFAULTS AND RIGHTS OF TERMINATION

a.	If LICENSEE or LICENSEE’s suppliers, distributors (if authorized by JOCKEY) contractors and subcontractors shall violate any of its obligations or warranties including but not limited to those set out below under the terms of this Agreement, JOCKEY shall have the right and option, but not the duty, to terminate the Agreement upon thirty (30) days prior written notice; but no neglect or failure to serve such notice shall be deemed to be a waiver of any breach of any covenant or stipulation under this Agreement. Such termination of the Agreement shall become effective unless the violation complained of shall be completely remedied to the satisfaction of JOCKEY within such thirty (30) day period.

b.	If the violation complained of shall be for any of the reasons stated below, then this Agreement shall terminate forthwith upon service of such notice without any period of grace as aforesaid.

i.	If LICENSEE shall not have begun distribution and sale of the Licensed Products in commercially reasonable quantities throughout the Territory by the Operative Date.

ii.	If LICENSEE shall fail for sixty (60) consecutive days to continue the bona fide distribution and sale of the Licensed Products in commercially reasonable quantities throughout the Territory (including sales in each country included in the Territory if the Territory includes more than one (1) country).

iii.	If LICENSEE shall be unable to pay its obligations when due, shall make any assignment for the benefit of creditors, shall file a voluntary petition in bankruptcy, shall be adjudicated bankrupt or insolvent, shall have a receiver or trustee in bankruptcy or insolvency appointed for its business or property, or shall make an assignment for the benefit of creditors.

iv.	If LICENSEE breaches any provision of this Agreement relating to the unauthorized assertion of rights in the JOCKEY Marks.

v.	If LICENSEE breaches any provision of this Agreement prohibiting LICENSEE from assigning, transferring, sublicensing, delegating or otherwise encumbering this Agreement or any of its rights or obligations.

vi.	If LICENSEE or any authorized distributor of LICENSEE is found to be selling Licensed Products outside the Territory or knowingly selling Licensed Products to purchasers for resale outside of the Territory.

vii.	If LICENSEE or any authorized distributor is knowingly permitting the counterfeiting of Licensed Products or the infringement of the JOCKEY Marks or is otherwise actively attempting to conceal the true amount of sales of Licensed Products.

viii.	If LICENSEE violates JOCKEY’s Ethical Code of Conduct or otherwise takes actions which JOCKEY may deem to be unethical, and which materially tarnishes JOCKEY’s reputation or the reputation of the JOCKEY Marks.

c.	If reasonable grounds arise with respect to LICENSEE’s ability to perform all obligations of this Agreement, JOCKEY may in writing demand adequate assurance of due performance. If JOCKEY does not receive written assurances within ten (10) business days, the failure to furnish such assurance will constitute a Material Breach which entitles JOCKEY to immediately terminate this Agreement. If the Agreement is so terminated, LICENSEE or its receivers, representatives, trustees, agents, successors or assigns, sheriff or any other officer of the court or official charged with taking over custody of LICENSEE’s assets or business, shall have no right to sell, exploit or in any way deal with any Licensed Products or Related Materials or to continue any performance of this Agreement except with and under special written consent and instructions of JOCKEY that they shall be obligated to follow.

d.	JOCKEY’s exercise of its right to terminate this Agreement, for whatever reason, shall be without prejudice to any other legal or equitable remedy JOCKEY may hold against LICENSEE by reason of LICENSEE’s default of any of the terms or conditions of this Agreement.

e.	LICENSEE acknowledges that a Material Breach of this Agreement may result in immediate and irremediable damage to the JOCKEY and that money damages alone may be inadequate to compensate JOCKEY. Therefore, in the event of a Material Breach or threatened Material Breach of this Agreement by LICENSEE, JOCKEY may, in addition to all other remedies, immediately seek to obtain and enforce injunctive relief prohibiting such breach or compelling specific performance.

21.	EFFECT OF TERMINATION, EXPIRATION, OR CANCELLATION

a.	Upon the termination, expiration, or cancellation of this Agreement for any reason provided for herein, all rights granted to LICENSEE hereunder shall forthwith revert to JOCKEY, who shall be free to license others to use the JOCKEY Marks in connection with the manufacture, sale, and distribution of the Licensed Products. LICENSEE shall immediately discontinue the use of the JOCKEY Marks and thereafter shall no longer use or have the right to use the JOCKEY Marks or any variation or simulation thereof, or any word or marks similar thereto or to directly or indirectly manufacture, market, distribute, sell or advertise the Licensed Products, with or without the JOCKEY Marks.

b.	The expiration or termination of this Agreement under any of the terms contained herein, shall not relieve JOCKEY or LICENSEE, respectively, of any obligations incurred prior or subsequent to such expiration or termination; nor shall expiration or termination impair or prejudice any of the rights of JOCKEY or LICENSEE, respectively, accruing prior or subsequent thereto.

c.	LICENSEE shall remain obligated:

i.	to cease all use of the JOCKEY Marks, Related Materials, Consumer Information, customer lists, Manufacturing Know-How, Merchandising and Marketing Know-How, and confidential information and data licensed or communicated under this Agreement;

ii.	to keep confidential all information and data received from JOCKEY, to discontinue all use of rights granted hereunder, to cooperate with JOCKEY in the assignment of any intellectual property rights used by LICENSEE in the sale of Licensed Products to JOCKEY, to cooperate in the assignment of all customer data compiled by LICENSEE in the sale of Licensed Products to JOCKEY (to the extent permitted by law), and to return immediately all materials belonging to and furnished by JOCKEY pursuant to this Agreement;

iii.	cooperate with JOCKEY in transitioning all Consumer Information, social media accounts, e-commerce websites and online marketplace stores used for the promotion and/or sale of Licensed Products, Marketing Lists, Manufacturing Know-How, Merchandising and Marketing Know-How back to JOCKEY or a successor licensee as may be designated by JOCKEY.

d.	Within ninety (90) days prior to the expiration of the Agreement, or in the event of its termination within thirty (30) days after 1) receipt of notice of termination, or 2) the happening of any event that terminates the Agreement where no such notice is required, LICENSEE shall furnish to JOCKEY a complete and accurate statement showing the number and description of the Licensed Products and Related Materials in process and on hand. JOCKEY or its authorized agents shall have the right to conduct a physical inspection and take inventory to ascertain or verify such inventory and statement, and any refusal by LICENSEE to submit to such physical inventory by JOCKEY or its authorized agents shall forfeit LICENSEE’s right to complete any work in progress and to dispose of all such inventory, with JOCKEY retaining all other legal and equitable rights it may have in the circumstances, which rights are hereby reserved.

e.	Upon termination of this Agreement for any reason, JOCKEY shall have the right, but not the obligation, to purchase any or all of the Licensed Products on hand and/or in process and all Related Materials at a cost to be determined by the Parties, but in no event, greater than the cost to LICENSEE for such Licensed Products and Related Materials. Thereafter, if JOCKEY determines to purchase part or all of said items, JOCKEY shall, at its own expense, remove said items from LICENSEE’s premises (to which action LICENSEE hereby gives its consent) within thirty (30) to sixty (60) days. Payment shall be made within fifteen (15) days after removal of the last of the items.

f.	Upon the expiration of the term of this Agreement, or if this Agreement is terminated for any reason (except those provided in Paragraph 20.b hereof, and subject to Paragraph 21.d above), LICENSEE may, for a period of one hundred eighty (180) days after expiration or notice of termination, continue to sell on a nonexclusive basis Licensed Products, through its established distribution channel at its then current prices. Such right applies only to Licensed Products, the samples for which have previously been approved, as provided under this Agreement, and that are in process or on hand at the date of expiration or upon receipt by LICENSEE of notice of termination. In such event LICENSEE shall pay Royalties and furnish statements with respect to said period in accordance with the terms of this Agreement as though the Agreement were still in effect; except that if this Agreement is terminated for failure of LICENSEE to pay those Royalties, JOCKEY shall be entitled to receive and LICENSEE shall pay to JOCKEY, in addition to Royalties payable on such sale, all amounts received by LICENSEE for the sale of such Licensed Products until all past due amounts, including interest thereon, have been paid.

g.	In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals. Notwithstanding the foregoing, JOCKEY will not be liable for any costs involved in a termination in accordance with this Agreement.

h.	LICENSEE hereby acknowledges that its failure to cease the manufacture, sale or distribution of the Licensed Products and Related Materials upon the termination or expiration of this Agreement, will result in damage to JOCKEY and to the rights of any subsequent licensee for which there is no adequate remedy at law. Accordingly, in the event of such failure, JOCKEY shall be entitled to equitable relief by way of temporary and permanent injunction and such other relief as any court of competent jurisdiction may deem just and proper. In this regard, LICENSEE hereby consents to jurisdiction of a local court for the express and limited purpose of JOCKEY’s request for a temporary or permanent injunction in favor of JOCKEY in order to give effect to this Paragraph 21.

i.	In order to enable JOCKEY to maintain continuity of sales of the Licensed Products upon expiration or termination of this Agreement, JOCKEY shall have the right, notwithstanding anything to the contrary contained in Paragraphs 2.a-2.d hereof, to authorize another person or firm to manufacture, to show, and to solicit and receive orders for, the Licensed Products for a period of twelve (12) months preceding the expiration of this Agreement, or as of the date notice of termination is given under this Agreement, whichever is sooner. Such person or firm shall not, however, be authorized to ship to its customers any of the Licensed Products so manufactured and shown until after this Agreement has expired or has been terminated.

22.	TRANSFERABILITY OF RIGHTS

a.	JOCKEY’s rights and obligations under this Agreement shall be freely assignable, and its said rights and obligations shall inure to the benefit and be binding upon its successors or assignees. JOCKEY shall have the right to nominate any other person, company or corporation to receive Royalty income or to undertake its obligations under the terms of this Agreement whether or not this Agreement is so assigned.

b.	LICENSEE may not assign this Agreement or any of its obligations under this Agreement.

c.	The rights granted LICENSEE hereunder shall be exclusive to it and shall not, without the prior approval and written consent of JOCKEY, be transferred or assigned, including by merger, consolidation or reorganization, to any other manufacturer, person or firm.

d.	In addition to the termination rights of JOCKEY enumerated elsewhere in this Agreement, JOCKEY shall have the right forthwith to terminate this Agreement by notifying LICENSEE in writing thirty (30) days in advance of said termination,

i.	if LICENSEE or its owners shall, or shall be required by legislation, governmental decree or order of a competent court, to sell or transfer to any other person, firm or corporation, so many shares of its stock or other ownership interest that the present management or owner shall cease to own or control more than fifty percent (50%) or if such buyer or transferee is a competitor of LICENSEE or JOCKEY or an affiliate of any such competitor, any share of its stock or other ownership interests whatsoever; or

ii.	if LICENSEE shall, or shall be required by legislation, governmental decree or order of a competent court to sell or transfer that part of its undertaking which is concerned with the manufacture and sale of the Licensed Products, or if said part is expropriated and made subject to governmental control and operations.

e.	LICENSEE shall give written notice to JOCKEY of any proposed or imminent merger, consolidation, reorganization or sale or other transfer of ownership or control of that part of its undertaking which is concerned with the manufacture and sale of the Licensed Products, including the sale or transfer of any of its outstanding shares of stock or other ownership interests. Said notice shall be given at the earliest practicable time and in advance of any such transaction and shall identify the proposed transferee of other firm or corporation. LICENSEE shall further provide JOCKEY with all documents and information requested by JOCKEY relating to the proposed transaction. If, after having received written notice, JOCKEY determines that it will or will not exercise its right to terminate as set forth in Paragraph 20 hereof, it will so notify LICENSEE in writing within sixty (60) days from date of receipt of such notification.

f.	JOCKEY shall, irrespective of having notified LICENSEE that it will not exercise its right to terminate, have the further right to terminate this Agreement prior to the expiration date by notice in writing sixty (60) days in advance of said termination where a transferee, purchaser or other firm or corporation which acquires such ownership or control performs any acts or omits to perform any acts, which acts or omissions, in the opinion of JOCKEY, adversely affect the performance by LICENSEE or its successor of its obligation under this Agreement.

23.	NOTICES

All notices required to be served shall be in writing and shall be sent to the LICENSEE at the address specified in Paragraph S.2 of the Schedule and to JOCKEY at the address specified in Paragraph S.1 of the Schedule. Notices shall be sent postage prepaid, certified or registered mail, return receipt requested, or by facsimile confirmed by certified or registered mail. Notices shall be deemed conclusively to have been served or received when actually received or refused by addressee or upon notification of non-deliverability by the postal authorities.

24.	RELATIONSHIP BETWEEN THE PARTIES

Nothing herein contained shall be construed to place the Parties in the relationship of partners or joint ventures, and LICENSEE shall not be deemed to be an agent of JOCKEY in any transaction relating to this Agreement and shall, under no circumstances, have the power to pledge the credit of JOCKEY or incur any obligations on its behalf in any manner whatsoever. LICENSEE shall not use the JOCKEY Marks in connection with LICENSEE’s corporate or trade name. During the term of this Agreement, LICENSEE shall identify itself as a licensee of JOCKEY in conjunction with any use of the JOCKEY Marks including but not limited to packaging, business cards, and stationery. All forms must be submitted to JOCKEY for prior written approval as provided in Paragraphs 11 and 12.

25.	COMMON MARKET REGULATIONS

a.	Should this Agreement be subject to governmental approval, both Parties will fully cooperate to secure government approval. In the event the authorized governmental agency refuses approval on the basis of one or more provisions of this Agreement, the Parties will renegotiate such provisions in an attempt to obtain approval. If the Parties are unable to agree on mutually satisfactory amendments and to obtain the written approval of the authorized governmental agency within ninety (90) days after the execution of this Agreement, then this Agreement shall automatically be canceled, whether this inability occurs before or after the operative date, and have no force or effect.

b.	If, after this Agreement shall become operative, national laws or government regulations of any type, or laws or regulations of the European Union (“EU”), European Free Trade Association (EFTA), Latin American Free Trade Association (LAFTA), Central American Common Market (CACM), Southern Common Market (“MERCOSUR”), or other common market or international trade arrangements, conflict with or render illegal any one or more of the provisions of this Agreement, or have the effect or operate to amend or alter any one or more of the provisions of this Agreement, or require approval of the terms of this Agreement by governmental authorities, the Parties will renegotiate any provisions in an effort to satisfy legal requirements within thirty (30) days after the effective date of the government mandated change or changes. However, if JOCKEY at its sole discretion determines that any alterations or amendments made or required pursuant to such laws or regulations are not acceptable to it then, notwithstanding any other termination provisions herein, this Agreement may be canceled forthwith by JOCKEY upon written notice to the LICENSEE. The Parties mutually waive all damages or restitution claims against one another, with the exception of Royalty owing to JOCKEY that may arise due to any future holding by a court or administrative agency that this Agreement or any portions thereof are void for any reason whatsoever.

26.	LOCAL LAW COMPLIANCE

LICENSEE shall be responsible for compliance with the requirements of all local laws of the Territory, including recordation and registration of this Agreement, final clearance as may be required by governmental authorities, payment of taxes, making reports and the like.

27.	INVALIDITY

If any provision or any application of any provision hereof is adjudged illegal, unenforceable or invalid and such adjudication has become final and nonappealable, such provision or application shall be renegotiated by the Parties to achieve the mutual objective of the Parties without affecting the remainder of this Agreement.

28.	PREVAILING LANGUAGE AND CONSTRUCTION OF AGREEMENT

a.	If this Agreement is translated for any purpose into a language other than English, the original English version shall always prevail in the event of differences in meaning.

b.	The Parties agree that each Party and its counsel has reviewed this Agreement and the normal rule of construction that any ambiguities are to be resolved against the drafting party shall not be employed in the interpretation of this Agreement.

29.	ARBITRATION

a.	Any and all disputes, controversies, claims and differences arising out of or relating to this Agreement, or any breach thereof, which cannot be settled through correspondence and mutual consultation of the Parties hereto, shall be finally settled by arbitration in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce, in effect on the date of this Agreement, by one arbitrator selected in accordance with such rules. In the event of any conflict between these rules and the provisions of this Paragraph, the provisions of this Paragraph shall govern. In no event shall LICENSEE be entitled to subpoena or notice for testimony Ms. Debra S. Waller, Chairman of the Board/Chief Executive Officer of Jockey International, Inc., in any case, controversy, suit, action or proceeding arising out of or in connection with or related to this Agreement or any agreement made pursuant to this Agreement. JOCKEY and LICENSEE agree, therefore, that to whatever extent the presentation or discovery of testimony is sought from Ms. Waller, it only shall be in the form of written interrogatories.

b.	Upon the written demand of either of the Parties concerned, the Parties shall attempt to appoint a single arbitrator. If they are unable to agree within fifteen (15) days from such demand, then each of the Parties shall appoint one arbitrator and the two (2) nominated shall in turn choose the single arbitrator. If arbitrators chosen by the Parties cannot agree on the choice of the single arbitrator within a period of fifteen (15) days after their nomination, then the International Chamber of Commerce shall appoint the single arbitrator. The arbitrator shall have no authority to amend or modify the terms of this Agreement and may only award contract damages, not compensatory damages or lost profits.

c.	Arbitration proceedings shall be held in the City of Kenosha, Wisconsin, USA. The decision of the arbitrator(s) shall be final and binding upon the Parties hereto, not subject to appeal and shall deal with the questions of costs of the arbitration and all matters related thereto. The proceedings, all pleadings, documents, correspondence and the Arbitration Award shall be written in English. Judgment upon the Award or decision rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof, or application may be made to such court for judicial recognition of the Award or an order of enforcement thereof, as the case may be. The Award or decision of the arbitrator shall be final and binding on the Parties and may be enforced by judgment or order of a court of competent jurisdiction. The Parties consent to the exercise of personal jurisdiction over them by such courts and to the propriety of venue of such courts for the purpose of carrying out this provision; and they waive any objections that they would otherwise have to the same.

d.	The Parties acknowledge that this Agreement and any award rendered pursuant to it shall be governed by the 1958 United Nations Convention on the recognition and enforcement of Foreign Arbitral Awards.

e.	JOCKEY represents that an Arbitration Award reached pursuant to this Paragraph with respect to any dispute, controversy, claim or difference arising out of or relating to this Agreement is enforceable under the laws of the United States of America.

f.	LICENSEE represents that an Arbitration Award reached pursuant to this Article with respect to any dispute, controversy, claim or difference arising out of or relating to this Agreement is enforceable under the laws of the State of Wisconsin, United States of America.

g.	As an exception to the above, if either Party refuses to cooperate in the arbitration proceedings, then the cooperating party shall have the right to bypass arbitration and proceed directly to court within the United States and to there assert its claims against the other party.

30.	ENTIRE AGREEMENT

This Agreement, its Schedule, Exhibit and Addenda, embody all contractual undertakings between the Parties, and all prior or other agreements, if any, between the Parties are terminated and canceled as of the Entry Date hereof. None of the terms of this Agreement can be waived or modified except by express agreement in writing signed by the Parties.

IN TESTIMONY WHEREOF the Parties hereto caused this Agreement to be executed by their duly authorized officers and their seals affixed as of the date first above given.

Jockey International, Inc.	Attest

/s/ Chris Smith	/s/ Nick Infusino
Officer’s Signature	Officer’s Signature

EVP International, CCO	General Counsel
Officer’s Title	Officer’s Title

12/9/2025	12/9/2025
Date	Date

PT. Mirae Asia Pasifik	Attest

Officer’s Signature	Officer’s Signature

Director	CEO
Officer’s Title	Officer’s Title

12/3/2025	12/9/2025
Date	Date

SCHEDULE

S.1	The LICENSOR:	Jockey International, Inc. 2300-60th Street Kenosha, Wisconsin 53140, U.S.A. ATTN: Executive Vice President, International Division cc: Legal Dept.
S.2	The LICENSEE:	PT. Mirae Asia Pasifik Jalan Jembatan Tiga Barat No B 7 Penjaringan, Jakarta Utara 14440, Indonesia
S.3	The TRADEMARKS:	See Addendum B
S.3(a)	DOMAIN NAME:	Jockey-indonesia.co.id Jockey.co.id Jockey.id

S.4	LICENSE RIGHTS:	Manufacture; Contract for Manufacture; Import; Distribute; Market & Promote, and Sell.

S.5	The LICENSED PRODUCTS:	Underwear tops and bottoms for men, women; shapewear and bras for women; socks for men, women; thermals, activewear, loungewear, sleepwear for men, women.

S.6	ENTRY DATE:	The last date signed by either party.
	OPERATIVE DATE: (First Day of Shipment)	April 1, 2026
	OPERATIVE DATE DEFAULT:	May 1, 2026
	EXPIRATION DATE:	December 31, 2030

S.7	TERRITORY:	Indonesia
S.7(a)	DISTRIBUTION CHANNELS:

Wholesale; Licensee-owned stores; e-commerce through licensee-owned e-commerce site (@domainname); the following Jockey-authorized marketplaces: none, to be mutually agreed in the future via Amendment; the following Jockey-approved social e-commerce sites: Facebook, Instagram.

S.8	SALES & ROYALTIES:

Net Sales shall be calculated as shown in Addendum D.

The Royalty rate to be paid to JOCKEY by LICENSEE on JOCKEY brand Licensed Products sold by LICENSEE in the Territory shall be seven percent 7% of Net Sales.

Annual Minimum Net Sales of Licensed Products for the periods specified shall be:

Rupiahs
January 1, 2026 through December 31, 2026	0[1]
January 1, 2027 through December 31, 2027	8,400,000,000
January 1, 2028 through December 31, 2028	11,480,000,000
January 1, 2029 through December 31, 2029	13,833,750,000
January 1, 2030 through December 31, 2030	19,950,000,000

Annual Minimum Royalties:

Rupiahs
January 1, 2026 through December 31, 2026	0[1]
January 1, 2027 through December 31, 2027	588,000,000
January 1, 2028 through December 31, 2028	803,600,000
January 1, 2029 through December 31, 2029	968,362,500
January 1, 2030 through December 31, 2030	1,396,500,000

[1]	Minimum Net Sales and Royalties are waived for License Year 2026 (for the avoidance of doubt, no Royalties shall be owed for License Year 2026). LICENSEE will instead invest to grow the JOCKEY business in the Territory.

All payments due to JOCKEY shall be made through a bank designated by JOCKEY as follows:

BMO Harris Bank N.A.

770 N. Water Street

Milwaukee, WI 53202

Account Name:

Account No:

ABA/Routing No:

Swift Code:

S.9	ADVERTISING:

Minimum Advertising Expenditure per License Year is five percent (5%) of the Net Sales of Licensed Products during the current License Year or five percent (5%) of Annual Minimum Net Sales for the current License Year, whichever is greater.

As an exception, the Minimum Advertising Expenditure is USD$20,000 in year 1 to invest and grow the JOCKEY business in the Territory.

S.10	Books kept at:

PT. Mirae Asia Pasifik

JI. Pluit Karang Karya Tim. B No.7 23

RT.23/RW.16

Penjaringan, Kecamatan Penjaringan

Jkt Utara, Daerah Khusus Ibukota

Jakarta 14440

Indonesia

S.11	Compliance Obligations and Penalty for Delay

As a special provision to incentivize LICENSEE to meet certain obligations under the Agreement on a timely basis and to attend scheduled JOCKEY brand meetings, LICENSEE additionally agrees that it will actively use the Extranet and post and update required information like:

a)	proof of WRAP or equivalent compliance for LICENSEE and contractor factories as determined by JOCKEY (Paragraph 2.o);

b)	sales analysis of preceding License Year if requested by JOCKEY (Paragraph 8.c);

c)	strategic plan (Paragraph 16.e);

d)	sales forecast (Paragraph 16.e);

e)	certified statement disclosing Advertising Expenditures for preceding License Year and payment of difference, if applicable, and including copies of all ads funded by the Advertising Expenditure (Paragraph 17.f);

f)	and LICENSEE agrees it will attend periodic international/regional meetings (Paragraph 16.j).

S.12	Approved Competing Lines

Diana

In addition, LICENSEE, its parent corporation and its affiliates shall be permitted to manufacture products for other brands globally provided: (1) LICENSEE, its parent and/or its affiliates are not the seller of such brands in the Territory, (2) Manufacturing Know How is not used in the production of such manufactured products, and (3) JOCKEY confidential information is not used in the production of such manufactured products.

Addendum A

Labor Standards and Corporate Social Responsibility

LICENSEE OBLIGATIONS

LICENSEE agrees to the following:

a.	Labor Code Standards. LICENSEE shall ensure that all domestic or foreign parties supplying, manufacturing and producing Licensed Products (including raw materials and components thereto) or applying the JOCKEY Marks (collectively “Manufacturers”) comply with JOCKEY’s Labor Code Standards attached as Exhibit A (as may be amended, modified and/or restated at any time in JOCKEY’s sole discretion) for the manufacturing of Licensed Products under the License Agreement.

b.	Factory/Farm Monitoring. JOCKEY is a founding member of Worldwide Responsible Accredited Production (“WRAP”), an independent factory-based certification program that conducts independent monitoring of JOCKEY’s affiliates. LICENSEE shall comply with its obligations to participate in and remain in good standing with WRAP or any other JOCKEY designated third-party accreditation organization. LICENSEE further agrees to adhere to the Protocol for JOCKEY & WRAP Investigations of Licensee Supplier Factories (“Protocol”), which is incorporated herein as Exhibit B. LICENSEE agrees to comply with its obligations under the terms of the Protocol for all Manufacturers and suppliers. JOCKEY may participate in discussions between LICENSEE and WRAP or other JOCKEY designated third-party accreditation organization on a regular basis, and at other times if concerns arise in the carrying out of any portion of this Protocol.

c.	Factory Disclosures. On not less than a quarterly basis, LICENSEE shall identify and provide information regarding each Manufacturer (including subcontractors and suppliers thereof) to JOCKEY. For each Manufacturer, LICENSEE will provide the factory name, contact name, address, phone number, email address, products produced and nature of business association with the LICENSEE and such other information reasonably requested by JOCKEY. JOCKEY reserves the right to disclose this information to third parties, without restriction as to its further distribution.

d.	Remediation. LICENSEE will use its best efforts, including all available economic leverage including exit, to cause Manufacturers to remediate any violations identified by JOCKEY, WRAP or any other JOCKEY designated third-party accreditation organization. JOCKEY may terminate the License Agreement without cause if LICENSEE has failed to effectively remediate a violation within a time period that is reasonable with respect to the nature and extent of the violation.

Exhibit A

Jockey Labor Code Standards

Consistent with Jockey International Inc.’s (“Jockey”) Ethical Statement, Jockey is committed to conducting its business affairs in a socially responsible and ethical manner and to protecting and preserving the global environment. While Jockey believes that Licensees share this commitment, Jockey has adopted the following Labor Code Standards (the “Code”) which requires that all Licensees, at a minimum, adhere to the principles set forth in the Code. Throughout the Code the term “Licensee” shall include all persons or entities which have entered into a written “License Agreement” with Jockey or an Agreement to be Bound to the License Agreement. The term “Licensee” shall for purposes of the Code, and unless otherwise specified in the Code, encompass all of Licensees’ contractors, subcontractors, manufacturers and suppliers which grow, supply, manufacture, produce, assemble or package Licensed Products (including all components, raw materials and packaging relating there).

Licensees shall operate workplaces and contract with companies whose workplaces meet or exceed the standards and practices described herein:

1.	Employment Standards: Licensees shall comply with the following standards:

a.	Wages and Benefits: Licensees recognize that wages are essential to meeting employees' basic needs. Licensees shall pay employees, as a floor, at least the minimum wage required by local law or the local prevailing industry wage, whichever is higher, and shall provide legally mandated benefits.

b.	Working Hours: Except in extraordinary business circumstances, hourly and/or quota-based wage employees shall (i) not be required to work more than the lesser of (a) 48 hours per week and 12 hours overtime or (b) the limits on regular and overtime hours allowed by the law of the country of manufacture or, where the laws of such country do not limit the hours of work, the regular work week in such country plus 12 hours overtime; and (ii) be entitled to at least one day off in every seven day period.

c.	Overtime Compensation: In addition to their compensation for regular hours of work, hourly and/or quota-based wage employees shall be compensated for overtime hours at such a premium rate as is legally required in the country of manufacture or, in those countries where such laws do not exist, at a rate at least equal to their regular hourly compensation rate.

d.	Child Labor: Licensees shall not employ any person at an age younger than 15 (or 14, where, consistent with International Labor Organization practices for developing countries, the law of the country of manufacture allows such exception). Where the age for completing compulsory education is higher than the standard for the minimum age of employment stated above, the higher age for completing compulsory education shall apply to this section. Licensees agree to consult with governmental, human rights and nongovernmental organizations, and to take reasonable steps as evaluated by Jockey or its designee, and the applicable Licensee(s) to minimize the negative impact on children released from employment as a result of implementation or enforcement of the Code.

e.	Forced Labor: There shall not be any use of forced prison labor, indentured labor, bonded labor or other forced labor anywhere in Licensee’s supply chain.

f.	Health and Safety: Licensees shall provide a safe and healthy working environment to prevent accidents and injury to health arising out of, linked with, or occurring in the course of work or as a result of the operation of Licensee facilities (including those of its contractors, subcontracts, suppliers and subsuppliers). Workers will not be exposed to hazards, including glues and solvents, that may endanger their safety, including their reproductive health.

g.	Nondiscrimination: No person shall be subject to any discrimination in employment, including hiring, salary, benefits, advancement, discipline, termination or retirement, on the basis of gender, race, religion, age, disability, sexual orientation, nationality, political opinion, or social or ethnic origin.

h.	Harassment or Abuse: Every employee shall be treated with dignity and respect. No employee shall be subject to any physical, sexual, psychological or verbal harassment or abuse. Licensees will not use or tolerate any form of corporal punishment.

i.	Freedom of Association and Collective Bargaining: Licensees shall recognize and respect the right of employees to freedom of association and collective bargaining.

j.	Women’s Rights: Women workers will receive equal remuneration, including benefits, equal treatment, equal evaluation of the quality of their work, and equal opportunity to fill all positions as male workers. Pregnancy tests will not be a condition of employment, nor will they be demanded of employees. Workers who take maternity leave will not face dismissal nor threat of dismissal, loss of seniority or deduction of wages, and will be able to return to their former employment at the same rate of pay and benefits. Workers will not be forced or pressured to use contraception. Licensees shall provide appropriate services and accommodations to women workers in connection with pregnancy.

2.	Legal Compliance: Licensees must comply with all applicable legal requirements of the country(ies) of manufacture in conducting business related to or involving the production or sale of Licensed Products. Where there are differences or conflicts with the Code and the laws of the country(ies) of manufacture, the higher standard shall prevail. Licensees further agree to refrain from any actions that would diminish the protections of these labor standards.

Exhibit B

Protocol for Jockey & WRAP Investigations of Licensee Supplier Factories

1.	Request for Access

a.	JOCKEY, the Worldwide Responsible Accredited Production (“WRAP”), any/or any other JOCKEY designated third-party accreditation organization (collectively the “JOCKEY PARTIES”) will provide Licensee (“LICENSEE”) with a written request for access to a specific LICENSEE supplier factory (including subsuppliers, material suppliers and component suppliers in the supply chain), for the purpose of conducting an investigation of working conditions at the factory or farm, verifying the source and origin of supply and other quality control and ethical matters.

b.	LICENSEE will use its best efforts, using all available economic leverage including exit, to facilitate access to the factory and/or farm, including its facilities and personnel, within fifteen (15) days from receiving the JOCKEY PARTIES’ written request. In extraordinary circumstances, LICENSEE will use its best efforts, using all available economic leverage including exit, to facilitate access no more than twenty-one (21) days from receiving the JOCKEY PARTIES’ written request. In the event that an urgent problem is reported at the factory, LICENSEE will facilitate access for the JOCKEY PARTIES as soon as possible. The JOCKEY Parties will have the ability to return to the factory/farm, after its initial visit, to confirm that remediation has occurred.

c.	To the extent possible, LICENSEE will share records of audits that have been conducted at the factory or farm by LICENSEE’s staff, its agents, or other organizations. LICENSEE and JOCKEY will discuss any findings that have been made and corrective actions that have been recommended or implemented. JOCKEY will review and give due consideration to findings reached by other organizations that have previously conducted audits or assessments in the factory or farm.

2.	Investigation

a.	The JOCKEY PARTIES will be permitted to take photographs, copy documents, and interview factory/farm workers and managers.

b.	Following an inspection, or in lieu of inspection when determined by the JOCKEY PARTIES, LICENSEE will use its best efforts to ensure the JOCKEY PARTIES have access to physical or electronic records needed to complete the JOCKEY PARTIES’ investigation.

c.	LICENSEE’s staff or its agents may be present in the factory or at the farm during the JOCKEY PARTIES’ investigation. The JOCKEY PARTIES will make best efforts to coordinate logistics with other entities. If coordinating schedules between LICENSEE or its agents and the JOCKEY PARTIES would cause a significant delay, then LICENSEE will facilitate separate access to the factory or farm for the JOCKEY PARTIES. When necessary, the JOCKEY PARTIES will be permitted to review personnel records or interview factory/farm workers or managers in private in order to protect confidentiality and anonymity.

d.	The JOCKEY PARTIES will protect the confidentiality of competitive or proprietary information related to LICENSEE or the factory/farm obtained during its investigation.

Addendum B

Trademarks and Intellectual Property

Trademark	Symbol | Reg. No.	Licensed Products/Services
JOCKEY	® | 368866	Underwear tops and bottoms for men and women
JOCKEY	™ | N/A	Underwear tops and bottoms for men, women; shapewear and bras for women; socks for men, women; thermals, activewear, loungewear, sleepwear for men, women.
JOCKEY Full Boy Design (1960)	® | IDM000117778	Underwear tops and bottoms for men, women; shapewear and bras for women; thermals, activewear, loungewear, sleepwear for men, women.
JOCKEY Full Boy Design (1960)	™ | N/A	Underwear tops and bottoms for men, women; shapewear and bras for women; socks for men, women; thermals, activewear, loungewear, sleepwear for men, women.
JOCKEY Full Boy Design (2011)	™ | N/A	Underwear tops and bottoms for men, women; shapewear and bras for women; socks for men, women; thermals, activewear, loungewear, sleepwear for men, women.
JOCKEY Half Boy Design	® | 377203	Underwear tops and bottoms for men, women; shapewear and bras for women; socks for men, women; thermals, activewear, loungewear, sleepwear for men, women.
JOCKEY Half Boy Design	™ | N/A	Underwear tops and bottoms for men, women; shapewear and bras for women; socks for men, women; thermals, activewear, loungewear, sleepwear for men, women.
JOCKEY Seal Design	™ | N/A	Underwear tops and bottoms for men, women; shapewear and bras for women; socks for men, women; thermals, activewear, loungewear, sleepwear for men, women.
No Panty Line Promise	® | IDM000203223	Underwear tops and bottoms, shapewear and bras, for women.
Y-FRONT	® | IDM000117780	Underwear bottoms for men and boys.

Addendum C

Ethical Standards

Laws and Workplace Regulations Apparel manufacturers will comply with laws and regulations in all locations where they conduct business.

Forced Labor Apparel manufacturers will not use involuntary or forced labor -- indentured, bonded or otherwise.

Child Labor Apparel manufacturers will not hire any employee under the age of 14, or under the age interfering with compulsory schooling, or under the minimum age established by law, whichever is greater.

Harassment or Abuse Apparel manufacturers will provide a work environment free of harassment, abuse or corporal punishment in any form.

Compensation and Benefits Apparel manufacturers will pay at least the minimum total compensation required by local law, including all mandated wages, allowances and benefits.

Hours of Work Hours worked each day, and days worked each week, shall not exceed the legal limitations of the countries in which apparel is produced. Apparel manufacturers will provide at least one day off in every seven-day period, except as required to meet urgent business needs.

Discrimination Apparel manufacturers will employ, pay, promote, and terminate workers on the basis of their ability to do the job, rather than on the basis of personal characteristics or beliefs.

Health and Safety Apparel manufacturers will provide a safe and healthy work environment. Where residential housing is provided for workers, apparel manufacturers will provide safe and healthy housing.

Freedom of Association Apparel manufacturers will recognize and respect the right of employees to exercise their lawful rights of free association, including joining or not joining any association.

Environment Apparel manufacturers will comply with environmental rules, regulations and standards applicable to their operations, and will observe environmentally conscious practices in all locations where they operate.

Customs Compliance Apparel manufacturers will comply with applicable customs law and, in particular, will establish and maintain programs to comply with customs laws regarding illegal transshipment of apparel products.

Security Manufacturers of sewn products will maintain facility security procedures to guard against the introduction of non-manifested cargo into outbound shipments, e.g., drugs, explosives, biohazards, and/or other contraband.

Addendum D**

Completion Instructions for

Licensee Quarterly Reports of Shipments and Royalties

Please refer to the instructions below to understand how to fill in the attached forms.

NOTE: 1 Unit = 1 Package

Example:	Single Pack T-shirt = 1 Unit

3 Pack Brief = 1 Unit

Bra-UW Set = 1 Unit

I.	D-1 Sales and Royalties Summary

1.	Company Name – Complete name of company as per license agreement.

2.	Product Category – Enter description of product category, i.e., briefs, boxers, T-shirts, French cut, bikini, etc. (Licensed Products categories only, as listed in Paragraph S.5 of the Schedule.)

3.	Units Shipped – Enter the total number of units invoiced (shipments during the quarter under the given categories).

4.	Sales in Local Currency – Enter the value of the units shipped (as specified under the ROYALTIES clause of the license agreement). Complete for all product categories.

5.	Royalties Due in Local Currency – Multiply sales in local currency by the Royalty rate (as specified in the license agreement). Complete for all product categories.

6.	Subtotal – Sum the columns Units Shipped, Sales in Local Currency, and Royalties Due in Local Currency. Fill in these amounts on the subtotal line for all product categories.

II.	D-2 Royalties Remittance Summary

1.	Company Name – Same as D-1.

2.	Men’s Underwear – Transfer all corresponding amounts from D-1, Men’s Underwear Subtotal – Units Shipped, Sales in Local Currency, and Royalties Due in Local Currency.

3.	Boys’ Underwear – Transfer all corresponding amounts from D-1.

4.	Women’s Underwear – Transfer all corresponding amounts from D-1.

5.	Girls’ Underwear – Transfer all corresponding amounts from D-1.

6.	Sportswear – Transfer all corresponding amounts from D-1.

7.	Socks – Transfer all corresponding amounts from D-1.

8.	Sleepwear – Transfer all corresponding amounts from D-1.

** Subject to revision by JOCKEY

III.	D-2 Royalties Remittance Summary (continued)

9.	Total – Sum the three (3) columns and enter the totals.

10.	Income Tax – Write in the applicable government income tax rate in percent. Attach a copy of tax receipt as per license agreement.

11.	Bank Fee – Enter the amount of the bank fee.

12.	Subtotal Royalties Due – Subtract all applicable deductions from the Total Royalties Due in Local Currency. Enter the result.

13.	Currency Conversion Rate to U.S. Dollars – Enter the value of the currency in units per U.S. Dollar. This value is furnished as per a designated reference letter.

14.	Total Amount Due in U.S. Dollars – Divide the Subtotal Royalties Due from Instruction 12 by the Currency Conversion Rate of Instruction 13. Enter the amount.

♦♦ NOTE ♦♦

Quarterly reports and any questions concerning these forms should be sent to:

ATTN: International Division

Jockey International, Inc.

2300-60th Street

Kenosha, WI 53140

U.S.A.

D-1 Sales and Royalties Summary

Men’s & Boys’

Company Name: _______________

Product Category	Units Shipped	Sales in Local Currency	Royalties Due in Local Currency
Men’s Underwear (provide product description)

Men’s Underwear Subtotal
Boys’ Underwear (provide product description)

Boys’ Underwear Subtotal

D-1 Sales and Royalties Summary

Women’s & Girls’

Company Name: __________________

Product Category	Units Shipped	Sales in Local Currency	Royalties Due in Local Currency
Women’s Underwear (provide product description)

Women’s Underwear Subtotal
Girls’ Underwear (provide product description)

Girls’ Underwear Subtotal

D-1 Sales and Royalties Summary

Other

Company Name: ________________

Product Category	Units Shipped	Sales in Local Currency	Royalties Due in Local Currency
Sportswear (provide product description)

Sportswear Subtotal
Socks

Socks Subtotal
Sleepwear

Sleepwear Subtotal
Other (provide product description)

Other Subtotal

D-1 Sales and Royalties Summary

E-Commerce

Company Name: _________________

Account Name	Total Units Shipped	Total Sales in Local Currency	Total Royalties Due in Local Currency

E-Commerce Total

D-2 Royalties Remittance

Summary

Company Name: _________________

Product Category	Units Shipped	Sales in Local Currency	Royalties Due in Local Currency
Men’s Underwear

Boys’ Underwear

Women’s Underwear

Girls’ Underwear

Sportswear

Socks

Sleepwear

Other

TOTAL

Income Tax

Bank Fee

Subtotal Royalties Due

Currency Conversion Rate to U.S. Dollars: = U.S.$1

Total Amount Due in U.S. Dollars

59